TOTAL NUMBER OF SEQUENTIAL PAGES 56
                    EXHIBIT INDEX ON SEQUENTIAL PAGE NUMBER 3

                                                               File No:333-10702




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

    Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

               For the nine-month period ending September 30, 2004

                             COCA-COLA EMBONOR S.A.
                             -----------------------
                 (translation of registrant's name into English)

                         Avenida Apoquindo 3721, Piso 10
                           Las Condes, Santiago, Chile
                           ---------------------------
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or 40-F:

                           Form 20-F X - Form 40-F ___
                                    ---

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
                     Commission pursuant to Rule 12g 3-2(b)
                   under the Securities Exchange Act of 1934:

                                    Yes_ No X
                                           ---

FORM 6-K FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2004                   - 1 -

ITEM 1. Filing of financial results with the Superintendencia de Valores y Seguros.

          On November 9, 2004, Registrant filed with the Superintendencia de Valores y Seguros, Santiago, Chile, its Ficha Estadistica Codificada Uniforme containing its results of financial operations for the period ended September 30, 2004. Registrant has caused an English translation of such filing to be prepared, a copy of which is annexed hereto as Exhibit 99.1.



FORM 6-K FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2004                   - 2 -

ITEM 2.      Exhibits
             Exhibit No.    Description
------------------------    -----------
Page Number
             99.1           Translation of Ficha Estadistica Codificada Uniforme

 -5-









FORM 6-K FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2004                   - 3 -

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             COCA-COLA EMBONOR S.A.
                             ----------------------
                                  (Registrant)


Date: November 29, 2004.                           By:


                                                   Roger Ford
                                                   Chief Financial Officer






FORM 6-K FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2004                   - 4 -

Coca-Cola Embonor S.A and Subsidiaries
Consolidated General Balance Sheets
as of September 30,

    Assets                                                      2004                2003
    Current Assets                                              TCH$                TCH$
      Cash                                                       1.891.970          3.103.860
      Time deposits                                                138.121          1.568.869
      Marketable securities (net)                                  420.051              8.583
      Sales receivables (net)                                    8.276.646         10.934.087
      Documents receivables (net)                                4.341.907          5.003.596
      Sundry receivables (net)                                   1.883.247          2.339.351
      Documents and accounts receivable from related
      companies                                                  1.876.029            202.327
      Inventory (net)                                            7.363.167         11.063.547
      Recoverable taxes                                            960.885          1.029.160
      Prepaid expenses                                           2.039.383          7.777.271
      Deferred taxes                                             1.234.448            982.982
      Other current assets                                       2.573.043          5.499.477
                                                         -------------------  ------------------
         Total current assets                                   32.998.897         49.513.110
                                                         -------------------  ------------------

   Property, Plant and Equipment
      Land                                                       6.231.614         13.413.241
      Construction and infrastructure                           30.155.000         48.233.999
      Machinery and equipment                                   64.698.563        116.353.880
      Other fixed assets                                        89.149.659        149.234.610
      Technical reappraisal of property, plant and
      equipment                                                  1.908.125          1.909.626
      Depreciation (less)                                     (91.466.452)      (162.333.804)
                                                         -------------------  ------------------
         Total property, plant and equipment                   100.676.509        166.811.552
                                                         -------------------  ------------------

   Other assets
      Investment in related companies                            1.621.159          1.423.200
      Investment in other companies                                 62.816            112.864
      Goodwill                                                 205.320.739        279.331.359
      Negative goodwill, net                                     -                  (773.769)
      Long-term receivables                                         42.997            167.524
      Deferred taxes                                             7.670.580           -
      Intangibles                                                   19.978         22.596.114
      Amortization (less)                                          (3.822)        (7.022.896)
      Other                                                      1.875.836          8.361.696
                                                         -------------------  ------------------
         Total other assets                                    216.610.283        304.196.092
                                                         -------------------  ------------------
         Total assets                                          350.285.689        520.520.754
                                                         -------------------  ------------------

                       The attached notes 1 to 39 form an
                   integral part of these financial statements
                                        5

Coca-Cola Embonor S.A and Subsidiaries
Consolidated General Balance Sheets
as of September 30,

                                                               2004                 2003
    Liabilities                                                TCH$                 TCH$
       Current liabilities
       Short-term bank debt                                      5.407.694           3.200.788
       Current portion of long-term bank liabilities               260.299          18.471.313
       Bonds - short-term portion                                  476.608             433.267
       Dividends payable                                            12.306              20.365
       Accounts payable                                          8.056.608          13.768.096
       Documents payable                                           169.797           1.067.884
       Sundries payable                                            160.652           1.206.076
       Documents and accounts payable to related  companies      2.159.860           5.529.155
       Provisions                                                5.828.075           7.894.112
       Withholdings                                              2.829.161           3.991.181
       Other current liabilities                                   157.217             383.371
                                                         --------------------  ------------------
          Total current liabilities                             25.518.277          55.965.608
                                                         --------------------  ------------------

    Long-term liabilities
       Long-term bank liabilities                               25.878.250          51.838.101
       Long-term bonds                                          97.154.015         130.719.007
       Long-term sundries payable                                    5.156            -
       Long-term provisions                                      2.370.755           2.200.788
       Long-term deferred taxes                                  -                   3.798.467
       Other long-term liabilities                               4.382.554           6.835.962
                                                         --------------------  ------------------
          Total long-term liabilities                          129.790.730         195.392.325
                                                         --------------------  ------------------

    Minority Interest                                              106.791          48.401.238
                                                         --------------------  ------------------

    Equity
       Paid-in capital                                         225.802.277         227.143.677
       Capital revaluation reserve                               4.290.243           2.725.724
       Premium on the sale of treasury stock                    21.473.693          21.452.870
       Other reserves                                           13.832.190           1.194.344
       Retained earnings                                      (70.528.512)        (31.755.032)
              Accrued loss (less)                             (62.055.497)        (27.283.585)
              Fiscal year profit (loss)                        (8.473.015)         (4.471.447)
                                                         --------------------  ------------------
          Total equity                                         194.869.891         220.761.583
                                                         --------------------  ------------------
          Total liabilities and equity                         350.285.689         520.520.754
                                                         --------------------  ------------------

                       The attached notes 1 to 39 form an
                   integral part of these financial statements
                                        6

Coca-Cola Embonor S.A. and Subsidiaries
Consolidated Statements of Income
for the periods ending September 30,

                                                               2004                 2003
   Operating Income (loss)                                     TCH$                 TCH$
      Operating revenue                                        114.541.998         168.569.669
      Operating costs (less)                                  (69.185.985)       (104.525.207)
                                                         --------------------  ------------------
         Operating margin                                       45.356.013          64.044.462
      Selling and Administration Expenses                     (32.122.790)        (51.716.959)
                                                         --------------------  ------------------
         Operating income (loss)                                13.233.223          12.327.503
                                                         --------------------  ------------------

   Non-operating Income (loss)
      Financial income                                           4.433.876           6.721.730
      Profit on investment in related companies                     12.041             157.325
      Other non-operating income                                 2.302.649           2.429.428
      Loss on investment in related companies (less)             (238.286)            (41.833)
      Goodwill amortization (less)                            (10.637.826)        (13.545.812)
      Financial expenses (less)                               (10.192.102)        (12.867.948)
      Other non-operating expenses (less)                      (4.473.953)         (5.480.267)
      Price-level restatement                                      153.623             540.590
      Exchange differentials                                   (5.057.902)           1.915.052
                                                         --------------------  ------------------
         Non-operating profit (loss)                          (23.697.880)        (20.171.735)
                                                         --------------------  ------------------

         Income before tax and extraordinary items            (10.464.657)         (7.844.232)
      Income tax                                                 1.990.546           2.892.783
      Extraordinary items                                        -                       1.512
                                                         --------------------  ------------------
         Profit (loss) before minority interest                (8.474.111)         (4.949.937)
      Minority Interest                                            (1.974)             447.401
                                                         --------------------  ------------------
         Net Profit (loss)                                     (8.476.085)         (4.502.536)
      Amortization of negative goodwill                              3.070              31.089
                                                         --------------------  ------------------
         Profit (loss) in the period                           (8.473.015)         (4.471.447)
                                                         --------------------  ------------------

                       The attached notes 1 to 39 form an
                   integral part of these financial statements
                                        7

Coca-Cola Embonor S.A. and Subsidiaries
Statements of Consolidated Cash Flow
for the periods ending September 30,

                                                                2004              2003
   Cash flow from operating activities:                         TCH$              TCH$
      Collection of sales receivables                         144.530.796       217.053.805
      Financial income received                                 1.979.697         2.412.723
      Other income received                                       395.634         4.423.461
      Payments to suppliers and employees (less)            (117.156.514)     (170.124.930)
      Interest paid (less)                                   (10.753.104)      (15.827.402)
      Income tax paid (less)                                    (791.061)         (772.798)
      Other expenses paid (less)                              (2.564.498)       (1.460.150)
      VAT and other similar taxes paid (less)                (14.192.367)      (27.134.346)
                                                            ---------------  -----------------
         Cash flow from operating activities                    1.448.583         8.570.363
                                                            ---------------  -----------------

   Inflow from Finance Activities:
      Loans secured                                             8.085.076         3.210.382
      Other sources of financing                                  -               8.000.153
      Dividends payments (less)                                       (3)          -
      Loan payments (less)                                   (39.746.833)       (9.309.971)
      Bonds payments (less)                                  (19.076.304)      (18.491.237)
       Payments of loans to related companies (less)          (8.742.235)          -
      Other disbursements for financing (less)                (6.443.640)       (1.506.038)
                                                            ---------------  -----------------
         Cash flows from financing activities                (65.923.939)      (18.096.711)
                                                            ---------------  -----------------

   Cash flows from Investment Activities:
      Sales of property, plant and equipment                      188.162           452.893
      Proceeds from sale of long-term investments              65.040.285          -
      Additions to property, plant and equipment (less)       (7.229.961)      (10.431.034)
      Other loans to related companies                            -             (1.150.098)
      Other investment disbursements (less)                       -                (27.379)
                                                            ---------------  -----------------
         Cash flows from investment activities                 63.576.856      (11.155.618)
                                                            ---------------  -----------------
         Total net cash flows for the period                    (898.500)      (20.681.966)
                                                            ---------------  -----------------
   Effect of inflation on cash and cash equivalents              (13.142)       (1.494.472)
                                                            ---------------  -----------------
   Net change in cash and cash equivalents                      (911.642)      (22.176.438)
   Initial balance of cash and cash equivalents                 3.361.784        26.857.750
                                                            ---------------  -----------------
   Ending balance of cash and cash equivalents                  2.450.142         4.681.312
                                                            ---------------  -----------------

                       The attached notes 1 to 39 form an
                   Integral part of these financial statements
                                        8

Coca-Cola Embonor S.A. and Subsidiaries
Statements of Consolidated Cash Flow
for the periods ending September 30,

                                                               2004               2003
   Reconciliation of Net Inflow from Operating                 TCH$               TCH$
      Activities to Fiscal Year Income
   Net loss                                                   (8.473.015)       (4.471.447)

   Income from asset sales:
      (Profit) loss on sale of property, plant and
   equipment                                                    (118.289)          (61.790)
      (Profit) loss on sale of investment                       8.063.787          -

   Charges (credits) against income not representing
   cash flow:
      Depreciation for the year                                 7.748.926        17.981.710
      Amortization of intangibles                                     382           852.335
      Write-offs and provisions                                   693.347           343.006
      Profit accrued on investments in related companies         (12.041)         (157.325)
      Loss accrued on investments in related companies            238.286            41.833
      Amortization of goodwill                                 10.637.826        13.545.812
      Amortization of negative goodwill                           (3.070)          (31.089)
      Net price-level restatement                               (153.623)         (540.590)
      Foreign exchange differential                             5.057.902       (1.915.052)
      Other credits to income not representing cash flows     (3.667.180)       (2.742.077)
      Other charges to income not representing cash flows       2.924.967         1.635.911
   Variation in assets affecting cash flows:
      (Increase) decrease in sales receivables                  2.876.117         4.202.347
      (Increase) decrease in inventory                        (1.192.585)         1.565.568
      (Increase) decrease in other assets                     (4.178.306)       (3.631.257)

   Variation in liabilities affecting cash flows:
      (Increase) decrease in accounts payable relating to
         operating income                                     (4.984.923)       (9.780.807)
      (Increase) decrease in interest payable                     736.907       (6.106.841)
      Net (Increase) decrease in income tax payable           (2.960.843)         (905.821)
      Increase (decrease) in other accounts payable in
         relation to non-operating income                    (11.618.138)       (1.543.542)
      VAT and other similar taxes payable (net)                 (169.825)           736.880
      (Profit) loss on minority interest                            1.974         (447.401)
                                                         ------------------  -----------------
         Net cash flows from Operating Activities               1.448.583         8.570.363
                                                         ------------------  -----------------

                       The attached notes 1 to 39 form an
                   Integral part of these financial statements
                                        9

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


1.   Registration in the Securities Registry:

The Parent Company, Coca-Cola Embonor S.A., is an open corporation registered under No. 622 in the Securities Registry and is regulated by the Superintendency of Securities and Insurance. The Company's shares were registered on September 25, 1997 and listed on the Santiago Stock Exchange on December 1, 1997, where they are currently traded. A Special Shareholders Meeting approved a change in the corporate name on April 27, 2000 from Embotelladora Arica S.A. to Coca-Cola Embonor S.A.


2.   Accounting Principles:

a)   Accounting period:

The consolidated financial statements cover the period from January 1 to September 30, 2004 and 2003.

b)   Basis for preparation:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles of Chile, and specific guidelines issued by the Superintendency of Securities and Insurance ("SVS"), (together "Chilean GAAP"). The specific provisions on corporations contained in Law 18.046 and the regulations thereto have also been taken into account.

c)   Basis for presentation:

The financial statements and amounts indicated in the notes as of September 30, 2003 have been adjusted for comparison purposes by the percentage change of 1.6% in the Consumer Price Index.

d)   Basis for consolidation:

The consolidation of the financial statements includes Coca-Cola Embonor S.A. and its Subsidiaries where the shareholdings and/or interests are greater than or equal to 50% of equity, either directly or indirectly.

For consolidation purposes, the financial statements of the subsidiaries of Embonor Holdings S.A. (Inversora Los Andes S.A. and its subsidiary Embotelladoras Bolivianas Unidas S.A., Sociedad de Cartera del Pacifico S.R.L. and its subsidiaries Embotelladora Latinoamericana S.A. and Industrial Iquitos S.A.), have been expressed in Chilean pesos according to the rules in Technical Bulletin No. 64 of the Chilean Accountants Association, which determined that the financial statements of foreign companies must be adjusted to generally accepted accounting principles of Chile and converted into Chilean pesos.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


All intercompany transactions and balances have been eliminated in the consolidation.

The minority interest resulting from the consolidation presented in the consolidated income statement was a loss of TCH$ 1.974 as of September 30, 2004 and income of TCH$447.401 as of September 30, 2003.

The consolidated financial statements as of June 30, 2004 and 2003 include the following subsidiaries:

  Taxpayer ID       Company Name                                   Percentage interest
                                                          ----------------------------------------
      No.                                                              2004                 2003
                                                          ------------------------------ ---------
                                                              Direct   Indirect   Total      Total
                                                                 %         %         %          %
 Foreign      Inversora Los Andes S.A. and Subsidiaries         -      99.99987  99.99987   99.99987
 Foreign      Embotelladoras Bolivianas Unidas S.A.             -      99.99978  99.99978   99.99978

 96.517.310-2 Embotelladora Iquique S.A.                      99.90000    -      99.90000   99.90000
 96.891.720-K Embonor S.A.                                    99.84188  0.11136  99.95324   99.84188
 96.972.720-K Embonor Holdings S.A.                           99.99999    -      99.99999   99.99999
 Foreign      Embotelladora Arica Overseas              (1)   61.92961 38.07030  99.99991   99.99991
 Foreign      Sociedad de Cartera del Pacifico S.R.L.   (2)     -         -         -       79.34191
 Foreign      Embotelladora Latinoamericana S.A.        (2)     -         -         -       58.72516
 Foreign      Industrial Iquitos S.A.           (2) and (3)     -         -         -       43.49138
 96.705.990-0 Envases Central S.A.                      (4)   34.31467    -      34.31467   33.00000


(1) A capital decrease was made in Coca-Cola Embonor S.A. and a capital increase in Embonor Holdings S.A. on February 3, March 4 and March 11, 2004, in the amount of US$16.357.287,23. This left the share of Coca-Cola Embonor at 61.92961%.

On July 16, 2003, Coca-Cola Embonor S.A. made a capital increase in Embotelladora Arica Overseas in the amount of US$ 7.500.000 while Embonor Holdings S.A. made a capital decrease in Overseas in the amount of US$
23.000.000. This left the share of Coca-Cola Embonor S.A. at 69.92713%.

(2) On January 29, 2004, the subsidiaries of Coca-Cola Embonor S.A., Embonor Holdings S.A. and Embotelladora Arica Overseas, sold their direct and indirect interests in Sociedad de Cartera del Pacifico S.R.L., Embotelladora Latinoamericana S.A. and Industrial Iquitos S.A.

On December 23, 2003, US$ 24.075.165 in accounts payable owed by Sociedad de Cartera del Pacifico S.R.L. to Coca-Cola Embonor S.A. (US$11.998.968) and Embotelladora Arica Overseas (US$ 12.076.197) were capitalized.

(3) On December 30, 2003, the interest of Embotelladora Latinoamericana S.A. in Industrial Iquitos S.A. was increased through debt capitalization. Its indirect interest rose 10.3265%.

(4) On March 31, 2004, the Parent Company increased its interest in Envases Central S.A. by 0.17815%. On September 30, 2004 the Parent Company again increased its interest to a total of 34.31467%.

These transactions had no effect on the income of the Parent Company and Subsidiaries.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


e)   Price-level restatement:

The financial statements of the Company have been price-level restated to reflect the effects of changes in the purchasing power of the currency during each period (note 25). The restatements were calculated using the official index of the National Statistics Bureau that show a change of 1.9% for the period December 1, 2003 to August 31, 2004 (1.2% for the same period in the previous year). Furthermore, balances in income and expense accounts have been adjusted for inflation to express them at closing values.

f)   Basis for conversion:

Balances in U.S. dollars, Unidades de Fomento ("UF") and in others currencies are converted to pesos at the exchange rate in effect at the close of each period, as indicated below:

                                                      2004             2003
                                                        $                $
United States Dollar (US$1)                           608.90           660.97
Unidades de Fomento (U.F.1)                        17,190.78        16,946.03
New Soles (NS1)                                       181.33           189.82
Bolivianos (BS1)                                       76.11            85.29

g)   Time deposits:

Time deposits are presented at investment values plus interest accrued through the close of the period, which have been credited to income.

(h)  Marketable securities:

Marketable securities consist of investments in mutual funds, which are shown at their redemption value at the close of the period.

i)   Allowance for doubtful accounts:

As of September 30, 2004 and 2003, the Parent Company and its Subsidiaries established provisions for estimated uncollectible accounts shown deducted from the balance of sales receivable, documents receivable and miscellaneous receivables. They totaled TCH$ 1.801.811 in 2004 (TCH$ 2.809.483 in 2003).

j)   Inventory:

Inventories of raw materials and finished products are recorded at purchase price or at the production cost, and are price-level restated. Inventories do not exceed their estimated net realizable value.

k)   Other current assets:

This line includes materials and supplies at their acquisition cost, plus price-level restatement and investments in agreements pursuant to Circular No. 768 of the Superintendency of Securities and Insurance.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


l)   Property, Plant and Equipment:

Property, plant and equipment are stated at their acquisition cost plus accumulated legal revaluations as of September 30, 2004 and 2003.

The higher value on the technical revaluation of fixed assets recorded in 1979 and 1994 is shown adjusted at the closing date. Depreciation is calculated on the adjusted value in terms of the useful life remaining of the revalued goods, using the straight-line method.


m)   Depreciation of property, plant and equipment:

The depreciation of machinery and transport equipment has been calculated according to the real time of use of the assets. The charge due to depreciation for the fiscal year was determined by multiplying the rate in pesos, for each hour of use, by the real hours during the period. Depreciation of all other assets was calculated according to the straight-line method, based on the useful life of goods. The charge to income for depreciation was TCH$ 7.748.926 in 2004 (TCH$ 17.981.710 in 2003).


n)   Bottles and cases:

Glass bottles and refillable plastic bottles and cases held in plants, warehouses and in the possession of third parties are presented in other fixed assets at cost plus price-level restatement. The corresponding depreciation is shown under accumulated depreciation. Bottles and cases that are broken or obsolete at the plants and warehouses are charged to expenses during the period, forming part of the fiscal year depreciation. Depreciation of bottles and cases has been calculated using the straight-line method, based on their estimated useful life.


o)   Deposits for bottles and cases:

The estimated liability for returnable bottles and cases deposits is assessed on periodic inventory basis of bottles and cases in the possession of customers. They are valued at the average value of deposits received during the last five years for each type of bottle or case.

This liability is shown under the heading "Other long-term liabilities", considering that the bottles and cases placed in the market during a given operating period have historically exceeded the bottles and cases returned by customers during the same period.


p)   Investments in Other Companies:

Investments in shares of other companies in which the Company does not have significant influence have been stated at cost plus price-level restatement.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


q)   Investments in related companies:

Investments in related companies includes the investments in Envases Central S.A. and Comptec S.A., valued in accordance with the equity method. The share in income of these related companies is included in the line "profit/loss on investment in related companies."

r)   Goodwill and negative goodwill:

The lower value resulting from differences between the proportional equity value of investment and the value paid on the investment acquisition date has been charged to the goodwill account and is shown under the line "Other assets", net of the related amortization. Goodwill is amortized over twenty years, as provided by Circular No. 1358 of the SVS.

The Company has classified the proportion of the net equity of companies acquired in purchase transactions in excess of the acquisition cost as negative goodwill, which is presented net of amortization. Negative goodwill generated on acquisitions is amortized on a straight-line basis over twenty years, in accordance with Circular No. 1358 of the Superintendency of Securities and Insurance.

s)   Intangibles:

Intangibles refer to trademarks that have been acquired, which are shown at adjusted cost, net of amortization, determined using the straight-line method on the basis of a useful life of 20 years.

t)   Income Taxes and Deferred Taxes:

Income taxes are charged to results in the same period in which the income and expenses are recorded, and are calculated in accordance with current tax laws.

Pursuant to Technical Bulletins No. 60 and 71 of the Chilean Accountants Association and Circular No. 1466 of the Superintendency of Securities and Insurance, the Company records the effects of deferred taxes originating in temporary differences, tax losses that imply a tax benefit and other events that create differences between the financial accounting and the tax basis.

Deferred taxes originating from these temporary differences that had accumulated prior to the adoption of new rules as of January 1, 2000 were recorded as assets and liabilities with a credit or charge, respectively, in complementary accounts. These latter are amortized against expenses for the year's income tax in a weighted average period of reversal. Such complementary accounts are presented against the corresponding assets and liabilities generated by such deferred taxes.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


u)   Bonds:

Bonds correspond to bonds to the order on the U.S. and Chilean markets that are appraised at the actual issue rate. The difference between the issue rate and the actual placement rate is recorded as a deferred asset and higher obligation. This asset is being amortized on a straight-line basis over the term of the obligation.

v)   Staff Severance Indemnities:

The Parent Company and its subsidiary Embotelladora Iquique S.A. have not recorded any provision for severance indemnities because they have not stipulated all-event severance payment with their employees. However, in those cases where such payments have been made to employees, they are charged to results in the year the payment is made.

As of September 30, 2004 and 2003, Inversora Los Andes S.A. and Embonor S.A. established a provision for severance indemnities in accordance with their collective agreements with their employees. This liability is recorded at the present value of the accrued benefits, which were calculated by applying an annual rate of 11.5% (Inversora Los Andes) and 7.0% (Embonor S.A.) over an average remaining service period of 15 years.

As of September 30, 2003 in the subsidiaries of Embonor Holdings S.A. (Sociedad de Cartera del Pacifico S.R.L., Embotelladora Latinoamericana S.A. and Industrial Iquitos S.A.) make advance severance indemnity payments every 6 months according to the laws of Peru. The provision is recorded against income as it accrues for the amount payable if the employee were to resign as of the date of the Financial Statements.

w)   Operating income and costs:

Income is recognized when products are delivered and invoiced to customers. Costs and expenses are recognized as they accrue, regardless of the time of payment, and are registered in the periods to which they relate.

x)   Vacation Provision:

The Parent Company and its subsidiaries have provided for the cost of vacation time on an accrual basis according to Technical Bulletin No. 47 of the Chilean Accountants Association.

y)   Statement of cash flow:

For the purposes of the preparation of the statement of cash flows, the Parent Company and Subsidiaries consider investments in time deposits and in fixed-income mutual fund units, which expire within 90 days, to be cash equivalents.

The cash flows relating to the business of the Company, interest paid, interest received, dividends received and others not defined as investment cash flows or financing cash flows are recorded under "inflow originating from operating activities."

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


z)   Financial risk hedging:

During 2004 and 2003, the Parent Company and subsidiaries entered into forward and swap agreements with financial institutions to hedge the cash flow risk originated in the payment of debts in foreign currency against exchange rate variations. Those financial risk hedging transactions conform with the stipulations in Technical Bulletin No. 57 of the Chilean Accountants Associations.


3.   Changes in Accounting Principles

There were no changes in the accounting principles applied for the period ending September 30, 2004.


4.   Time Deposits

        Times deposits includes deposits in the following financial institutions:

                                                                        Interest 2004      2003
                                                Investment   Expiration   Rate
Institution                Country   Currency      Date         Date       %     TCH$      TCH$
Citibank                     USA     Dollars    30.09.2004   01.10.2004   0,88  138.121     -
Banco Interbank              Peru    Dollars    30.09.2003   01.10.2003   0.75    -        67.155
Banco de Credito del Peru    Peru    Dollars    30.09.2003   02.10.2003   0.85    -       100.734
Banco Interbank              Peru    Ns.Soles   30.09.2003   01.10.2003   2.60    -        73.266
Banco de Credito del Peru    Peru    Ns.Soles   30.09.2003   03.10.2003   2.70    -       385.613
Banco de Credito del Peru    Peru    Ns.Soles   30.09.2003   06.10.2003   2.70    -       385.613
Banco de Credito del Peru    Peru    Ns.Soles   30.09.2003   06.10.2003   2.65    -       385.613
Banco Wiese Sudameris        Peru    Ns.Soles   30.09.2003   03.10.2003   2.70    -        23.136
Citibank                     USA     Dollars    29.09.2003   31.10.2003   0.70    -       147.739
                                                                                -------- ---------
Totals                                                                          138.121  1.568.869
                                                                                -------- ---------


5.   Marketable Securities

Marketable securities are valued as described in Note 2(h) and are summarized as follows:

Instruments                                       Account value

                                              2004            2003
                                              TCH$            TCH$
Mutual fund units                                420.051           8.583
                                         --------------------------------
Totals                                           420.051           8.583
                                         --------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


Breakdown of mutual fund units as of September 30 is as follows:


Entity                                 Unit value     Amount in units     Amount       Amount
                                           $                               TCH$         TCH$
                                                                           2004         2003
BCI Mutual Funds                        387.732,6          735,13           285.035      -
BCI Mutual Funds                        387.732,6          348,22           135.016      -
Citibank Mutual Funds                   660,9700           12.985           -              8.583
                                                                       --------------------------
Total                                                                       420.051        8.583
                                                                       --------------------------


6.   Short- and long-term receivables

Short- and long-term receivables are broken down as follows, including estimates of uncollectibles:

In thousands of Chilean pesos

------------------------- ---------------------------------------------------------------------------------  -------------
                                               Short-term receivables                                           Total
                                                                                                               Long-term
                                                                                                              Receivables
------------------------- ---------------------------------------------------------------------------------  --------------
           Line                Up to 90 days       More than 90 days and    Subtotal     Total short-term
                                                       out to 1 year                    receivables (net)
------------------------- ----------------------- -----------------------  -----------  -------------------- ---------------
                            2004        2003         2004          2003       2004         2004      2003     2004    2003
------------------------- ----------- ----------- ------------  ---------  -----------  --------- ---------- ------ -------
Sales receivables          8.138.185   10.649.798     465.784   1.121.001   8.603.969
------------------------- ----------- ----------- ------------ ----------  -----------
Estimated uncollectibles     (27.561)    (63.567)    (299.762)  (773.145)   (327.323)   8.276.646 10.934.087   -      -
------------------------- ----------- ----------- ------------ ----------  ----------- ---------- ---------- ------ -------
Documents receivable        4.232.858   4.997.504    1.566.462  1.542.338   5.799.320
------------------------- ----------- ----------- ------------ ----------  -----------
Estimated uncollectibles     (46.625)   (109.944)  (1.410.788) (1.426.302) (1.457.413)  4.341.907  5.003.596   -      -
------------------------- ----------- ----------- ------------ ----------  ----------- ---------- ---------- ------ -------
Sundry receivables          1.821.506   2.262.173       78.816    513.704   1.900.322
------------------------- ----------- ----------- ------------ ----------  ----------- ---------- ---------- ------ -------
Estimated uncollectibles      -           -           (17.075)  (436.525)     (17.075)  1.883.247  2.339.351 42.997 167.524
------------------------- ----------- ----------- ------------ --------- -----------   ---------- ---------- ------ -------
Total                                                                                  14.501.800 18.277.034 42.997 167.524
------------------------------------------------------------------------------------   ---------- ---------- ------ -------



7.   Balances and transactions with related companies:

Receivable and payable balances with related parties as of September 30, 2004 and 2003 are summarized follows:

a)   Documents and accounts receivable:

  Taxpayer ID     Company                         Short-Term                  Long-Term
      No.                                      2004         2003           2004        2003
                                               TCH$         TCH$           TCH$        TCH$
  96.714.870-9    Coca-Cola de Chile S.A.     1.869.260      89.537         -           -
    Foreign       Coca-Cola Peru                -           112.790         -           -
  81.752.100-2    Direnor S.A.                    6.769      -              -           -
                                           ------------- -----------    ----------- -----------
                  Totals                      1.876.029     202.327         -           -
                                           ------------- -----------    ----------- -----------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


b)   Documents and accounts payable:

  Taxpayer ID       Company                      Short-Term                  Long-Term
      No.                                 -------------------------    -----------------------
                                               2003         2003           2003        2003
                                               TCH$         TCH$           TCH$        TCH$
  96.714.870-9    Coca-Cola de Chile S.A.       844.994   2.929.578         -           -
  96.648.500-0    Vital S.A.                    702.557     703.200         -           -
  96.705.990-0    Envases Central S.A.          601.207     825.435         -           -
    Foreign       Coca-Cola Peru                -         1.065.980         -           -
  81.752.100-2    Direnor S.A.                   11.102       4.962         -           -
                                           ------------- -----------    ----------- -----------
                  Totals                      2.159.860   5.529.155         -           -
                                           ------------- -----------    ----------- -----------


c)   Transactions with related companies:

The principal transactions with related parties were as follows during 2004 and 2003:

                                                                                        2004                    2003
                                                                               ----------------------- -----------------------
Company                  Taxpayer ID   Relationship     Transaction              Amount    Effect on    Amount      Effect on
                                                                                            results                 results
                                                                                        (charge) credit         (charge) credit

                                                                                  TCH$        TCH$       TCH$         TCH$

Coca-Cola de Chile S.A.  96.714.870-9  Shareholder      Purchase of raw        (19.193.678)    -       (22.508.908)    -
                                                        materials

                                                        Purchase of products    (351.864)      -       (488.660)       -

                                                        Sale of services           -           -          10.176       -

                                                        Sale of advertising       729.582      -         446.879       -

Coca-Cola  Peru            Foreign     Indirect         Purchase of raw materials  -           -       (5.296.057)     -
                                                        materials

                                                        Purchase of advertising    -           -        (14.113)       -

                                                        Purchase of products       -           -       (294.600)

                                                        Purchase of services       -           -        (77.914)       -

                                                        Sales of advertising       -           -         539.819       -

                                                        Sales of products          -           -          11.479        2.757

                                                        Sale of services           -           -         276.464       -

Vital S.A.               96.648.500-0  Common Director  Purchase of products   (4.327.698)     -       (4.461.992)     -

Envases Central S.A.     96.705.990-0  Affiliate        Purchase of products   (4.782.406)     -       (4.735.628)     -

Direnor S.A.             81.752.100-2  Common Director  Purchase of raw          (85.481)      -        (38.150)       -
                                                        materials

Transactions with related companies correspond to the purchase and sale of raw materials, products, bottles and cases, which were made at market prices and relate to the business of the related companies. Purchases are charged to operating costs and sales are credited to income. The terms of payment and collection of these transactions are similar to those stipulated with suppliers or customers in the industry.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


8.   Inventories

As of September 30, 2004 and 2003, the inventories, as described in Note 2 (j), are summarized as follows:

                                                2004                2003
                                                TCH$                TCH$
Finished products                                2.241.059           2.886.989
Raw materials                                    3.449.441           5.998.401
Raw materials in transit                           878.920           1.352.969
Promotional and other products                     793.747             825.188
                                          -----------------    ----------------
      Total                                      7.363.167          11.063.547
                                          -----------------    ----------------


9.   Income tax and deferred taxes:

In accordance with Circular No. 1466 of the SVS related to income taxes and deferred taxes, the Parent Company and its subsidiaries have recorded the following information as of September 30, 2004 and 2003:

a)   Income tax provision:

The Parent Company did not establish an income tax provision as it reported a loss for tax purposes.

The balance of recoverable taxes, in the Parent Company and its subsidiaries amounting to TCH$ 960.885 in 2004 (TCH$ 1.029.160 in 2003) corresponds to provisional monthly payments made in excess of income tax, training expenses and tax benefits due to tax losses.

The Parent Company did not have taxable retained earnings from previous fiscal years and so has not provisioned for the respective income tax. The balance of recoverable taxes amounting to TCH$ 10.304 in 2004 (TCH$ 5.453 in 2003) corresponds to fiscal credits and training expenses.

The subsidiary Embonor S.A. have not established any first-category income tax provision since they recorded a negative net taxable income for the period. The balance of recoverable taxes amounting to TCH$ 939.341 in 2004 (TCH$ 987.192 in 2003) corresponds to tax benefits for tax losses and training expenses.

The subsidiary Embotelladora Iquique S.A. did establish an income tax provision of TCH$ 37.351 in 2004 (TCH$ 20.918 in 2003). The balance of recoverable taxes amounting to TCH$ 6.068 in 2004 (TCH$ 4.222 in 2003) corresponds to provisional monthly payments made in excess of income tax and training expenses.

As of September 30, 2004 the income tax amounts to TCH$ 36.359 (TCH$ 7.159 in
2003).

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


For Inversora Los Andes S.A. and its subsidiary, according to Bolivian Law, the corporate profit tax is considered payment on account of transaction tax (calculated on net revenue) for the following fiscal year. In the case of Inversora Los Andes S.A. and its subsidiary, the transaction tax exceeds the profit tax, so no deferred tax must be recorded for the temporary differences existing between the book base and the tax base. The balance of recoverable taxes in the amount of TCH$ 5.172 in 2004 (TCH$ 3.820 in 2003) corresponds to VAT.

As of September 30, 2004 the transaction tax amounts to TCH$ 761.657 (TCH$
785.045 in 2003).

The subsidiaries Sociedad de Cartera del Pacifico S.R.L. and its subsidiary, and Industrial Iquitos S.A., have not established any first-category income tax provision since they recorded a negative net taxable income for the period. The recoverable taxes of these subsidiaries amount to TCH$ 0 in 2004 (TCH$ 28.473 in 2003) and correspond to fiscal credits. The recoverable taxes in the long-term assets amount to TCH$ 0 in 2004 (TCH$ 3.260.921 in 2003). See Note 16.


b)   Taxable retained earnings:

The Parent Company has negative taxable retained earnings as of December 31, 2004 in the amount of TCH$ 46.754.229 that are summarized as follows:


                                          2004
                                          TCH$
        Without  credit                (73.888.307)
        With a 15% credit                   142.993
        Without  credit                  26.991.085
                                      --------------
        Total                          (46.754.229)
                                      --------------


c)   Deferred Taxes:

Pursuant to Circular No. 1450 of the Superintendency of Securities and Insurance, as of September 30, 2004 and 2003 deferred taxes shall be recorded in the manner established in Technical Bulletins No. 60 and No. 71 of the Chilean Accountants Association.

As stipulated in Law No. 19,753 of September 28, 2001, an increase in the first category income tax was established from 15% to 16% for 2002, 16.5% for 2003 and 17% for 2004.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


As of September 30, 2004 and 2003, the accumulated balances of the temporary differences caused by deferred taxes are as follows:


         Description                               2004                                        2003
                               --------------------------------------------- -------------------------------------------
                                   Deferred Asset       Deferred Liability      Deferred Asset      Deferred Liability
Temporary Differences          Short-Term    Long-      Short-      Long-    Short-Term   Long-    Short-Term Long-Term
                                              Term        Term       Term                  Term
                                  TCH$        TCH$        TCH$       TCH$       TCH$       TCH$     TCH$        TCH$
Uncollectibles provision          233.431      -            -        -         219.978     319.251   -          -
Inventories                       643.155      -            -        -         774.378     -         -          -
Vacation provision                206.782      -            -        -         172.266     -         -          -
Amortization of intangibles        -           -            -        -          -          -         -        5.074.416
Leasing assets                     -           -            -        -          -          -         -          532.722
Revaluation of fixed assets        -           -            -        -          -          -         -        2.724.795
Goodwill                           -           -            -     32.971.317    -          -         -       35.185.209
Depreciation of fixed assets       -        20.428.818      -        -          -       25.791.897   -        1.794.547
Severance                          -           -            -        776.467    -          -         -          806.066
Obsolescence provision              1.817      -            -        -           1.872     137.247   -          -
Tax losses                         -        10.380.483      -        -          -        8.875.503   -          -
Other events                      330.012      -         180.749      37.718   135.741     -        88.871       27.531
                               ---------- ------------- -------- ----------- --------- ----------- -------- -----------
Sub-total                       1.415.197   30.809.301   180.749  33.785.502 1.304.235  35.123.898  88.871   46.145.286
Net complementary accounts         -      (20.377.221)      -    (31.024.002) (232.382)(25.884.220)   -     (33.107.141)
                               ---------- ------------- -------- ----------- --------- ----------- -------- -----------
       Total                    1.415.197   10.432.080   180.749   2.761.500 1.071.853   9.239.678  88.871   13.038.145
                               ---------- ------------- -------- ----------- --------- ----------- -------- -----------


d) The income tax account as of September 30, 2004 and 2003 and the effect on income due to the recognition of deferred taxes and income tax are broken down as follows:

                               ITEM                                    2004         2003
                                                                       TCH$         TCH$
Current tax expense (tax provision)                                  (798.016)       (792.204)
Prior year tax expense adjustment                                      (4.879)             205
Effect of deferred tax assets and liabilities in the fiscal year       137.761         608.613
Effect of amortization of deferred asset and liability
complementary accounts                                               2.655.680       3.076.169
                                                                    ----------- --------------
    Total                                                            1.990.546       2.892.783
                                                                    ----------- --------------


10.  Other Current Assets


Other current assets as of September 30, 2004 and 2003, as valued according to
Note 2(k), include the following:

                                            2004             2003
                                            TCH$             TCH$
Spare parts and supplies                    2.573.043        5.499.477
                                        --------------   --------------
Total other current assets                  2.573.043        5.499.477
                                        --------------   --------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


11.  Property, plant and equipment

a)   Principal Concepts Included in Property, Plant and Equipment

Property, plant and equipment are composed principally of land, buildings and infrastructure, machinery and equipment, bottles and cases, advertising equipment and furniture and fixtures located at plants in Chile, Bolivia and Peru.

The machinery and equipment are comprised principally of production lines, carbonators, mixers, fillers, and sugar blending and treatment equipment, transportation vehicles, and computer equipment and systems.

Other fixed assets include furniture and fixtures, tools and advertising equipment and bottles and cases. These latter include returnable glass and plastic bottles, and plastic cases.

b) Property, plant and equipment as of September 30, 2004 and 2003 are summarized as follows:

                                            2004                         2003
                                  Gross        Accumulated    Gross Value   Accumulated
                                    Value     Depreciation                  Depreciation
                                     TCH$        TCH$            TCH$          TCH$
Land                               6.231.614       -           13.413.241       -

Buildings and Infrastructure:
Buildings and Constructions       29.795.181    7.892.174      47.311.934    11.851.732
Construction in progress             359.819       -              922.065       -
                                  ----------- ------------    ------------ -------------
                     Subtotal     30.155.000    7.892.174      48.233.999    11.851.732
                                  ----------- ------------    ------------ -------------

Machinery and Equipment:
Machines and Equipment            62.413.427   29.257.009     106.110.165    53.568.099
Transportation Equipment           2.285.136    1.602.724      10.243.715     9.044.337
                                  ----------- ------------    ------------ -------------
                     Subtotal     64.698.563   30.859.733     116.353.880    62.612.436
                                  ----------- ------------    ------------ -------------

Other fixed assets:
Office furniture and fixtures     10.127.817    7.761.935      22.287.670    19.179.745
Advertising equipment             23.833.083   15.052.180      51.023.801    32.300.807
Bottles and cases                 53.306.488   29.214.711      73.584.653    35.502.999
Other fixed assets (1)             1.882.271      246.502       2.338.486       468.320
                                  ----------- ------------    ------------ -------------
                     Subtotal     89.149.659   52.275.328     149.234.610    87.451.871
                                  ----------- ------------    ------------ -------------

Technical reappraisal of           1.908.125      439.217       1.909.626       417.765
property, plant and equipment     ----------- ------------    ------------ -------------
Total property, plant and         192.142.961  91.466.452     329.145.356   162.333.804
equipment                         ----------- ------------    ------------ -------------


     (1) Leased assets are not the property of the Company until the purchase option is exercised.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


c) The balance in "higher value resulting from technical reappraisal of property, plant and equipment" pertains to the following:

    Net Value                                             2004         2003
                                                          TCH$         TCH$
    Land                                                 1.103.769    1.103.301
    Buildings and constructions                            365.038      388.403
    Machinery and equipment                                    101          157
                                                       ------------ ------------
          Total higher value of technical reappraisal    1.468.908    1.491.861
                                                       ------------ ------------

d) The charge to P & L for depreciation amounted to TCH$ 7.748.926
(TCH$ 17.981.710 in 2003). TCH$ 6.610.983 (TCH$ 14.143.614 in 2003) of this amount is recorded in operating costs and TCH$ 1.137.943 (TCH$ 3.838.096 in 2003) in selling and administration expenses.

e) As of December 31, 2003, management has carried out an assessment of the carrying value of its fixed assets by discounting to the present day, the values of future cash flows generated by such assets. It is Company management's opinion that the recoverable economic value of its fixed assets is greater than their carrying values and therefore no provision for fixed assets impairment has been made at the balance sheet date.

12.  Investments in Related Companies

Investments in related companies and the corresponding interest in equity and profits recorded as described in Note 2(q), are as follows:

a) As of September 30, 2004:

                              Country  Currency in                            Fiscal year          Proportional
                                Of    Which Invest. Number of        Issuer's   Profit   Accrued     Equity    Unrealized Book Value
 Taxpayer ID      Company     Origin   Is Recorded   Shares  Interest Equity    (Loss)   Profit      Value      Earnings       of
                                                                                           (Loss)                         Investment
                                                                %      TCH$      TCH$      TCH$       TCH$        TCH$       TCH$
96.705.990-0 Envases Central  Chile      Pesos     4.867.300 34,31467 4.724.391   35.091    12.041   1.621.159       -     1.621.159
             S.A.
Foreign      Sociedad de
             Cartera del      Peru       Dollar        -        -        -      (298.805)(238.286)      -           -          -
             Pacifico S.R.L.
             (1)
                                                                                         --------- ----------- ---------- ----------
                          Total                                                          (226.245)  1.621.159       -      1.621.159
                                                                                         --------- ----------- ---------- ----------

(1) On January 29, 2004, a purchase agreement was signed in Lima whereby Coca-Cola Embonor S.A., through its subsidiaries Embonor Holdings S.A. and Embotelladora Arica Overseas, sold its entire direct and indirect equity interest in its Peruvian subsidiary Embotelladora Latinoamericana S.A., totaling 60.45%, to the Peruvian company Corporacion Jose R. Lindley S.A. The price was US$ 129.917.924, which was paid at once on the same date. All the effects of this transaction were recognized in income of Embotelladora Arica Overseas and Embonor Holdings S.A. as of December 31, 2003.

     A loss of TCH$ 238.286 was recognized in consolidated income of 2004 because of this sale, equal to the participation in results for the 29 days in January during which this investment was held.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


b) As of September 30, 2003:

                              Country Currency in                             Fiscal year        Proportional
                                Of    which Invest. Number of         Issuer's   Profit   Accrued    Equity    Unrealized Book Value
 Taxpayer ID      Company     Origin  Is Recorded    Shares  Interest Equity     (Loss)    Profit     Value      Earnings     of
                                                                                           (Loss)                         Investment
                                                                %      TCH$      TCH$       TCH$      TCH$        TCH$        TCH$
96.705.990-0 Envases Central  Chile      Pesos     3.123.745  33,00  3.296.991  476.790   157.325   1.071.507       -      1.071.507
             S.A.
Foreign      Comptec S.A.     Colombia   Dollar      130.000  20,00  1.758.467 (209.162) (41.833)     351.693       -        351.693
                                                                                         --------- ----------- ---------- ----------
                        Total                                                             115.492   1.423.200       -      1.423.200
                                                                                         --------- ----------- ---------- ----------

13.  Goodwill

Goodwill as of September 30, 2004 and 2003, amounting to TCH$ 205.320.739 and TCH$ 279.331.359, respectively, is valued according to the accounting criteria described in Note 2(r) and was generated by the acquisition of operations in Bolivia, Chile and Peru. The charge to consolidated income for amortization totaled TCH$ 10.637.826 in 2004 and TCH$ 13.545.812 in 2003.

Goodwill and the effect in income is broken down as follows:

                                                                             2004                             2003
                                                               ------------------------------- ----------------------------------
Taxpayer ID                                                     Amortization      Goodwill      Amortization       Goodwill
                                                                in the period                   in the period
                                                                    TCH$            TCH$            TCH$             TCH$
96.891.720-K  Embonor S.A.                                           9.917.843    193.948.923        9.908.225      206.971.820
Foreign       Inversora Los Andes S.A.                                 715.253     11.371.816          784.182       13.593.570
Foreign       Embotelladora Arica Overseas                               4.730       -                  4.658          -
Foreign       Sociedad de Cartera del Pacifico S.R.L.                -               -               2.304.157       48.438.912
Foreign       Industrial Tisco y Cia. de Transporte Cural S.A.       -               -                  93.953        1.735.075
Foreign       Merger of North-South Division on January 1,1998       -               -                 380.853        7.080.002
Foreign       Industrial Iquitos S.A.                                -               -                  69.784        1.511.980
                                                               --------------- --------------- --------------- ------------------
Total                                                               10.637.826    205.320.739       13.545.812      279.331.359
                                                               --------------- --------------- --------------- ------------------

Goodwill is comprised mainly as follows:

BOLIVIA

a) On July 3, 1995, the subsidiary, Inversora Los Andes S.A., acquired 99.9% of the shares in Embotelladoras Bolivianas Unidas S.A., a productive company. This transaction generated goodwill of TCH$ 6.704.823 before amortization as compared to the proportional equity value of the investment. The amortization period pending at the close of the financial statements is 10.75 years.

b) On January 8, 1996, Embotelladoras Bolivianas Unidas S.A. took over assets of Sociedad Boliviana Cotoca S.A., which reduced Inversora Los Andes S.A. control to 81.7% of the shares in Embotelladoras Bolivianas Unidas S.A. The valuation of this additional investment generated goodwill of TCH$ 5.823.302 before amortization. The amortization period pending at the close of financial statements is 11.25 years.

c) On December 24 and 30, 1997, Inversora Los Andes S.A. acquired the remaining 18.3% of the shares in Embotelladoras Bolivianas Unidas S.A. and took over control of 99.99% of the shares in the latter company. The valuation of the additional investment resulted in goodwill of TCH$ 8.185.558, which corresponds to the difference between the value paid and the proportional equity value. The amortization period pending at the close of the financial statements is 13.25 years.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


Goodwill also includes trademark royalties, which correspond to the following:
- The right to use the fame, prestige and clientele of Vascal S.A. and Embotelladora Cotoca S.A. in relation to the operation of the industrial plants in La Paz, Oruro, Cochabamba, Santa Cruz, Sucre and Tarija and their products for a period of 50 years.
-    The definitive rights to the "Mineragua", "Vital" and "Cotoca" trademarks.

The goodwill is amortized over a period of 20 years in accordance with Circular No. 1358 of the Superintendency of Securities and Insurance.

The charge to income amounted to TCH$ 715.253 in 2004(TCH$ 784.182 in 2003).

PERU

(a)  Embotelladora Latinoamericana S.A.

The goodwill as of September 30, 2003, amounting to TCH$ 10.327.057, corresponds first, to the unamortized balance generated by the takeover of the subsidiaries Industrial Tisco S.A. and Compania de Transporte Cural S.A. (January 1997) amounting to TCH$ 1.735.075 in 2003, and second, to the merger of operations as of January 1, 1998 with: Negociacion Sur Peruana S.A., Compania Industrial Nor Peruana S.A., Empresa Productora de Plasticos S.A., Transportadora and Comercializadora Lambayeque S.A. and Costos y Margenes S.A. (January 1998) amounting to TCH$ 7.080.002 in 2003 ; as well as the acquisition of Industrial Iquitos S.A. (April 11, 2001) from its parent company for the price of TCH$
1.511.980 in 2003.

The charge to income amounted to TCH$ 544.590 in 2003.

(b)  Sociedad de Cartera del Pacifico S.R.L.

The goodwill as of September 30, 2003, amounting to TCH$ 48.438.912, corresponds to the unamortized balance generated in the acquisition of Embotelladora Latinoamericana S.A. from Inchcape Bottling, which occurred in June 1999.

The charge to income was TCH$ 2.304.157 in 2003.


CHILE

(a)  Embonor S.A.

The goodwill as of September 30, 2004 amounting to TCH$ 193.948.923
(TCH$ 206.971.820 in 2003), corresponds to the unamortized balance generated by the acquisition of the Chilean bottling operations of Inchcape Bottling Chile S.A. which occurred in May 1999.

The charge to income was TCH$ 9.917.843 in 2004 (TCH$ 9.908.225 in 2003).

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


14.  Negative goodwill:

The negative goodwill as of September 30, 2004, amounting to TCH$ 0 (TCH$
773.769 in 2003), corresponds to the unamortized balance generated in the acquisition of the shares of Embotelladora Latinoamericana S.A. The credit against fiscal year income was TCH$ 3.070 in 2004 (TCH$ 31.089 in 2003).

The Negative Goodwill and the effect in income is broken down as follows:

                                                                       2004                               2003
                                                       ------------------------------------ -------------------------------
Taxpayer ID                                             Amortization in      Goodwill        Amortization in    Goodwill
                                                          the period                           the period
                                                             TCH$              TCH$               TCH$            TCH$
Foreign       Embotelladora Latinoamericana S.A.                   3.070         -                     31.089     773.769
                                                       ----------------- ------------------ ----------------- -------------
Total                                                              3.070         -                     31.089     773.769
                                                       ----------------- ------------------ ----------------- -------------

15.  Intangibles

Intangibles held by the Company as of September 30, 2004 and 2003 are as follows:

                                 2004                                  2003
   Trademarks    Gross Value  Accumulated  Net value  Gross Value   Accumulated   Net value
                     TCH$     amortization                         amortization
                                  TCH$        TCH$        TCH$         TCH$          TCH$
San Luis              -            -           -        15.529.520   (4.995.691)  10.533.829
Kola Inglesa          -            -           -         6.156.344   (1.980.184)   4.176.160
Other                19.978       (3.822)     16.156       910.250      (47.021)     863.229
                 -----------------------------------------------------------------------------
Total                19.978       (3.822)     16.156    22.596.114   (7.022.896)  15.573.218
                 -----------------------------------------------------------------------------

As of September 30, 2004 and 2003, the trademarks are being amortized over a period of 20 years. The amortization charge in the year amounts to TCH$ 382 (TCH$ 852.335 in 2003).


16. Other long-term assets:

Other assets, totaling TCH$ 1.875.836 as of September 30, 2004 (TCH$ 8.361.696 in 2003) correspond to the following:

                                                              2004           2003
                                                              TCH$           TCH$
Deferred expenses in the U.S. bond issue                       429.441      1.105.309
Deferred expenses in Chilean bond issue              (1)       942.562      3.327.771
Deferred expenses of syndicated UF credit facility   (2)       -              160.346
Deferred expenses in the Wachovia and Rabobank debt  (3)       273.124        -
Recoverable taxes                                              -            3.260.921
Other                                                          230.709        507.349
                                                          -------------  -------------
Total                                                        1.875.836      8.361.696
                                                          -------------  -------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


    (1) On January 30, 2004, the Company redeemed UF1.130.000 in Chilean Series B1 and B2 bonds so the proportion of deferred expenses of this redemption was recognized in income as of December 31, 2003.

    (2) On February 4, 2004, the Company paid the entire Chilean syndicated loan so it recognized the balance of these deferred expenses in income as of December 31, 2003.

    (3) On February 3, 2004, the Company paid US$ 7.500.000 of the loan with Wachovia so it recognized the proportion of deferred expenses of this transaction in income as of December 31, 2003.


17.  Short-term bank debt

Short-term bank debt was as follows as at September 30, 2004 and 2003:

                      Bank or                    TYPE OF CURRENCY AND ADJUSTMENT INDEX
 Taxpayer            Financial
     ID             Institution
                                                             Other foreign
                                              Dollar           Currencies        UF            Non-adjustable     Total
                                         2004        2003     2004  2003  2004    2003      2004      2003      2004       2003
                                         TCH$        TCH$     TCH$  TCH$  TCH$    TCH$      TCH$      TCH$      TCH$       TCH$
                    Short - term
97006000-6 Banco de Credito e
           Inversiones                  1.449.675     -         -     -      -      -      3.958.0193 3.169.920 5.407.694  3.169.920
Foreign    Banco Wiese Sudameris          -           -         -   30.868   -      -         -         -         -           30.868
                                       ---------------------------------------------------------------------------------------------

           Totals                       1.449.675     -         -   30.868   -      -      3.958.019 31.69.920  5.407.694  3.200.788
                                       ---------------------------------------------------------------------------------------------
           Principal owed               1.449.675     -         -   30.868   -      -      3.950.000 3.169.920  5.399.675  3.200.788
           Annual average interest rate  4.5%         -         -    9.0%    -      -       3.53%-     5.0%       -          -
               Long - term
97008000-7 Chilean Syndicated Banks       -           -         -     -      -   18.061.131   -         -         -       18.061.131
Foreign    Wachovia Bank                   31.725      39.473   -     -      -      -         -         -          31.725     39.473
Foreign    RaboBank                       228.574     220.957   -     -      -      -         -         -         228.574    220.957
Foreign    Banco de Credito del Peru      -           103.209   -     -      -      -         -         -         -          103.209
Foreign    Banco Santander del Peru       -            46.543   -     -      -      -         -         -         -           46.543
                                       ---------------------------------------------------------------------------------------------

           Totals                         260.299     410.182   -     -      -   18.061.131   -         -         260.299 18.471.313
                                       ---------------------------------------------------------------------------------------------
           Principal owed              25.878.250  33.727.028   -     -      -   35.742.837   -         -      25.878.250 69.469.865
           Annual average interest
           rate                       Libor + 3.0% Libor + 2.5% -     -      -  Tab + 1.4%    -         -         -          -

           Percentage in foreign currency (%)                                                                     100.0%      0.4%
           Percentage in domestic currency (%)                                                                      0.0%      99.6%

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


18.  Long-term bank debt:

Long-term bank debt as of September 30, 2004 and 2003 is broken down as follows:

                                                          Years to Maturity                        Closing Date of         Closing
                                                                                                    Actual Period          Date of
                                                                                                                          Previous
                                                                                                                           Period
Tax Ident. Bank or Financial  Currency Or  More than   More than   More than   More than  More     Total as    Annual   Total as of
Number                         Index of    1 up to 2   2 up to 3   3 up to 5   5 up to 10 than 10   of 2004   Interest      2003
                              Adjustment                                                                       Rate
           Institution                        TCH$        TCH$        TCH$       TCH$     TCH$       TCH$         %            TCH$
97008000-7 Chilean Syndicated
           Banks          (1)  U.F.             -           -           -          -         -         -       Tab + 1.4  17.871.419
Foreign    Wachovia Bank  (2)  Dollar        3.044.500  6.089.000   1.522.250      -         -    10.655.750  Libor + 3.0 16.788.638
Foreign    RaboBank            Dollar        3.044.500  6.089.000   6.089.000      -         -    15.222.500  Libor + 3.0 16.788.638
Foreign    Banco de Credito
           del Peru            Dollar           -           -           -          -         -         -         13.0%       302.193
Foreign    Banco Santander
           Peru                Dollar           -           -           -          -         -         -         7.00%        87.213
                                           ----------- ---------- ----------- --------- --------- ----------- ---------- -----------
           Total                            6.089.000  12.178.000   7.611.250      -         -    25.878.250              51.838.101
                                           ----------- ---------- ----------- --------- --------- ----------- ---------- -----------
           % in domestic currency                                                                    0.00%                    34.30%
                                           ----------- ---------- ----------- --------- --------- ----------- ---------- -----------
           % in foreign currency                                                                   100.00%                    65.70%
                                           ----------- ---------- ----------- --------- --------- ----------- ---------- -----------


    (1) The Syndicated Loan between Coca-Cola Embonor S.A. and Citibank, N.A., Chile Branch and other banks was paid in advance on February 4, 2004. The total amount was TCH$ 26.949.275.

    (2) On February 3, 2004, the Company made a prepayment on the principal of the loan granted by the Cayman Islands Branch of Wachovia in the amount of US$7.500.000.


19.  Notes and Bonds payable

At the period end, long-term debt from the bonds issued by the Parent company amounted to TCH$ 97.154.015 in 2004 (TCH$ 130.719.007 in 2003), with accrued interest of TCH$ 476.608 in 2004 (TCH$ 433.267 in 2003), and is detailed below:

                                                                               Frequency                Par Value           Place-
                                                                                                                           ment in
                                                                                                                          Chile or
  Listing No.     Series   Face amount  Bond     Interest              Interest                                             abroad
                            placed and  unit of    rate     Maturity   payment   Amortization
                           outstanding  adjust-
                                        ment                                                       2004            2003
                                                                                                   TCH$            TCH$
Long-term bonds--short-term portion:
    New York    Unique       158.000.000   US$   9.875%   15-03-2006  Semiannual  At maturity      395.848        127.059  Foreign
      224       B1 (2)            74.874   UF    6.750%   01-02-2020  Semiannual  As from 2004       8.050         30.522  Domestic
      224       B2 (2)           349.412   UF    6.750%   01-02-2020  Semiannual  As from 2004      72.710        275.686  Domestic
                                                                                               ------------ --------------
Total short-term portion                                                                           476.608        433.267
                                                                                               ------------ --------------

Long-term Bonds:
    New York    Unique       158.000.000   US$   9.875%    15-03-2006 Semiannual  At maturity   89.860.213    103.946.313  Foreign
      224       B1 (2)            74.874   UF    6.750%    01-02-2020 Semiannual  As from 2004   1.277.029      2.668.661  Domestic
      224       B2 (2)           349.412   UF    6.750%    01-02-2020 Semiannual  As from 2004   6.016.773     24.104.033  Domestic
                                                                                               ------------ --------------
Total- Long-term portion:                                                                       97.154.015    130.719.007

(1) On August 1, 2003, the entire principal of the Series A1 and A2 Bonds was paid in the amount of TCH$ 18.192.797.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


(2) On January 30, 2004, there was a voluntary redemption of Series B bonds through Banco BICE. All bondholders who accepted the offer (72.67% of the series B bonds) were paid the respective price and commission, in the amount of TCH$ 19.828.302.


20.  Provisions and write-offs

Short-term and long-term provisions were comprised as follows as at September 30, 2004 and 2003:


a)   Current liabilities

                                                             2004            2003
                                                             TCH$            TCH$
Provision for invoices to be received and other payments      875.763      1912.584
Provision for fiscal year expenses                          1.659.635     1.234.282
Provision for bonuses                                         900.796     1.496.140
Vacation provision                                          1.446.212     2.055.503
Severance indemnities provision                               751.158       680.656
Other                                                         194.511       514.947
                                                         -------------  ------------
        Total                                               5.828.075     7.894.112
                                                         -------------  ------------

b)   Long-term liabilities

                                                             2004           2003
                                                             TCH$           TCH$
Severance indemnities provision                             2.370.755     2.200.788
                                                         -------------  ------------
        Total                                               2.370.755     2.200.788
                                                         -------------  ------------


21.  Other long-term liabilities

This line includes the following liabilities without any specific expiration date:

                                                    2004             2003
                                                    TCH$             TCH$
Bottle and case deposits in guarantee (1)          2.802.403        5.829.669
Leasing                                              436.279          928.619
Fair value swap                                    1.143.872          -
Others                                               -                 77.674
                                                -------------    -------------
        Total                                      4.382.554        6.835.962
                                                -------------    -------------

(1) On December 31, 2003, the company recorded the reversal of part of the liability for bottle guarantee deposits based on the results of a survey of bottles existing on the market. This reversal generated a credit of TCH$
1.888.242 to income at December 31, 2003, which is shown in "other non-operating income."

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


22.  Minority Interest

As of September 30, 2004 the effect of minority interest on liabilities and income is as follows:

Taxpayer ID    Company                          Minority  Company    Fiscal Year   Minority   Profit (loss)
                                                Interest   Equity   Profit (loss)  Interest   for Minority
                                                                                               Interest
                                                   %        TCH$        TCH$       TCH$           TCH$
96.891.720-K   Embonor S.A.                     0,04997  185.779.033  2.420.072     92.831     (1.208)
96.972.720-K   Embonor Holdings S.A.            0,00000  104.718.424  (426.648)          1      -
96.517.310-7   Embotelladora Iquique S.A.       0,10000   13.859.541    767.199     13.860       (767)
Foreign        Inversora los Andes S.A.         0,00013   47.537.374  (873.153)         60           1
Foreign        Embotelladoras Bolivianas        0,00009   41.505.370  (354.079)         39      -
               Unidas S.A.
                                                                                 ---------- -----------
Total                                                                              106.791     (1.974)
                                                                                 ---------- -----------


23.  Changes in equity:

The following were the changes in equity accounts from January 1 to September 30, 2004 and 2003:

------------------------------ ------------- --------------- ---------------- ------------- ------------- ------------ ------------
               Concept
                                  Paid-In      Reserve for    Premium on the     Other      Accumulated   Fiscal year      Total
                                  Capital     revaluation of     sale of        reserves      Results        profit
                                              shareholders'   treasury stock                                 (loss)
                                                  equity
------------------------------ ------------- --------------- ---------------- ------------- ------------- ------------ ------------
                                    TCH$          TCH$             TCH$           TCH$          TCH$          TCH$        TCH$
------------------------------ ------------- --------------- ---------------- ------------- ------------- ------------ ------------
Balances at January 1, 2003     223.566.611         -              20.864.654    6.351.414  (10.062.404)  (16.473.094)  224.247.181
------------------------------ ------------- --------------- ---------------- ------------- ------------- ------------ ------------
Profit distribution                 -               -               -              -        (16.473.094)    16.473.094     -
------------------------------ ------------- --------------- ---------------- ------------- ------------- ------------ ------------
Revaluation of shareholders'
equity                              -              2.682.799          250.376      -           (318.424)        -         2.614.751
------------------------------ ------------- --------------- ---------------- ------------- ------------- ------------ ------------
Cumulative adjustment for           -               -               -          (5.175.878)       -              -       (5.175.878)
exchange differential
------------------------------ ------------- --------------- ---------------- ------------- ------------- ------------ ------------
Fiscal year profit (loss)           -               -               -              -             -         (4.401.031)  (4.401.031)
------------------------------ ------------- --------------- ---------------- ------------- ------------- ------------ ------------
Balances at September 30, 2003  223.566.611        2.682.799       21.115.030    1.175.536  (26.853.922)   (4.401.031)  217.285.023
------------------------------ ------------- --------------- ---------------- ------------- ------------- ------------ ------------
Balances at September 30, 2003  227.143.677       2.725.724        21.452.870    1.194.344  (27.283.585)   (4.471.447)  220.761.583
adjusted by 1.0%
------------------------------ ------------- --------------- ---------------- ------------- ------------- ------------ -------------
Balances at January 1, 2004     225.802.277         -              21.073.300   13.530.671  (26.800.852)  (34.097.575)  199.507.821
------------------------------ ------------- --------------- ---------------- ------------- ------------- ------------ -------------
Income distribution                 -               -               -              -        (34.097.575)    34.097.575      -
------------------------------ ------------- --------------- ---------------- ------------- ------------- ------------ -------------
Revaluation of shareholders'
equity                              -              4.290.243          400.393      -         (1.157.070)        -         3.533.566
------------------------------ ------------- --------------- ---------------- ------------- ------------- ------------ -------------
Cumulative adjustment for           -               -               -           15.396.152       -              -        15.396.152
exchange differential
------------------------------ ------------- --------------- ---------------- ------------- ------------- ------------ -------------
Adjustment other reserves
for sale Elsa-Socap (1)             -               -               -         (15.094.633)       -              -      (15.094.633)
------------------------------ ------------- --------------- ---------------- ------------- ------------- ------------ -------------
Fiscal year profit (loss)           -               -               -              -             -         (8.473.015)  (8.473.015)
------------------------------ ------------- --------------- ---------------- ------------- ------------- ------------ -------------
Balances at September 30, 2004  225.802.277       4.290.243       21.473.693    13.832.190  (62.055.497)   (8.473.015)  194.869.891
============================== ============= =============== ================ ============= ============= ============ =============

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


(1) On January 29, 2004, the Company sold its entire equity interest, both direct and indirect, in the Peruvian subsidiary Embotelladora Latinoamericana S.A. (ELSA) totaling 60.45% of that company. The price was US$ 129.917.924, which was paid at once on the same date. As a result of this transaction, the company recognized a debit against other non-operating disbursements in the amount of TCH$ 15.094.633 as of December 31, 2003, arising from adjustments to other reserves because of the sale of this investment.

According to Law 18,046, the revaluation of paid-in capital must be added to paid-in capital at the annual close of the respective fiscal years. The capital is represented by 244.420.704 Series A shares and 266.432.526 Series B shares at a paid-in value of CH$ 442.01 each. The Company's shares have no par value.

a)   Number of shares

                       No. of        No. of paid-in    No. of voting
      Series         subscribed          shares            shares
                       shares
        A             244.420.704      244.420.704        244.420.704
        B             266.432.526      266.432.526        266.432.526
                    -------------- ---------------- ------------------
      Total           510.853.230      510.853.230        510.853.230
                    -------------- ---------------- ------------------

b)   Capital

      Series          Subscribed capital       Paid-in capital
                             TCH$                    TCH$
        A                       108.036.415           108.036.415
        B                       117.765.862           117.765.862
                    ------------------------ ---------------------
      Total                     225.802.277           225.802.277
                    ------------------------ ---------------------

c)   Other reserves:

According to Official Circular No. 5294 of October 20, 1998 and Technical Bulletin No. 64 on the registration of permanent investments abroad, the following can be reported as of September 30, 2004:

1) Liabilities of Coca-Cola Embonor S.A. abroad amounted to TCH$ 6.089.000 (US$10.000.000) and correspond to the bonds issued on the US market. This liability is allocated as follows:


Acquisition                                   Amount
                                                 US$

Embotelladoras Bolivianas Unidas S.A.       10.000.000
                                            ----------
                      Total                 10.000.000
                                            ----------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


2) The reserve account called "Cumulative adjustment for exchange differential", due to the conversion of investments abroad, is comprised as follows:

            ITEMIZATION               Inversora Los             Sociedad de Cartera del            TOTAL                  Total
                                        Andes S.A.                  Pacifico S.R.L.                                         Net
                                   Inversion      Liability     Inversion    Liability     Inversion    Liability
                                                   hedging                    hedging                    hedging
                                      M$              M$            M$           M$            M$           M$
2004 Balances                      13.155.441       183.992   (9.284.175)  (5.619.220)      3.871.266   (5.435.228)    (1.563.962)
Liability hedging                     -           (129.863)       -          (191.238)        -           (321.101)      (321.101)
Proportional equity value per         622.620       -          15.094.633      -           15.717.253      -            15.717.253
Technical Bulletin No. 64
Adjustment other reserves
for sale Elsa-Socap  29.01.2004       -             -         (5.810.458)    5.810.458    (5.810.458)     5.810.458         -
                                -------------- ------------- ------------- ------------- ------------- -------------- -------------
Totals                             13.778.061        54.129       -            -           13.778.061        54.129     13.832.190
                                -------------- ------------- ------------- ------------- ------------- -------------- -------------


d)   Shareholder Distribution

Shareholders in the Parent Company were as follows at the close of the financial statements, according to Circular No. 792 of the Superintendency of Securities and Insurance:

             Type of Shareholder             Equity Interest (%)          Number of
                                                                        Shareholders
                                               2004       2003        2004         2003
  Interest of 10% or more                       70,82     70,82            02          02
  Interest of less than 10% with an             29,01     28,97           133         110
  investment greater than or equal to UF 200
  Interest of less than 10% with an              0,17      0,21           242         299
  investment of less than UF 200
                                            -----------------------------------------------
  Total                                           100       100           377         411
                                            -----------------------------------------------
  Company controller                            25,32     25,32            01          01


e)   Dividends


The Company has not distributed dividends to its shareholders during 2004 and 2003.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


24.  Other Non-Operating Income and Disbursements:

As of September 30, 2004 and 2003 other non-operating income and disbursements are summarized as follows:

a)   Other non-operating income:

                                                             2004              2003
                                                             TCH$              TCH$
Gain on asset sale of fixed assets                            114.141         256.122
Gain on sale of other products                                 -              339.907
Conversion adjustments                             (1)         -            1.560.195
Profit on the sale of Peru Holding                 (2)      2.009.658         -
Amortization of liability in sale of Industrial Iquitos        68.158         -
Reversal of provisions                                         -               74.498
Profit on the sale of broken glass                             64.828          66.192
Other miscellaneous income                                     45.864         132.514
                                                          ------------   -------------
        Total                                               2.302.649       2.429.428
                                                          ------------   -------------


b)   Other non-operating disbursements:

                                                             2004             2003
                                                             TCH$             TCH$
Holding and travel expenses and miscellaneous fees            813.164       1.237.172
Board expenses and fees                                      210.052         254.985
Fair value Swap   See note 30                                731.266       1.063.975
Cross currency swap Santander-Santiago                       561.641          -
Expenses of repurchase of Chile Series B bonds                193.144         -
Prepayment expenses of Chile syndicated loan                  355.341         -
Loss on asset sales                                            -               44.422
Conversion adjustments                            (1)          66.725         -
Amortization of deferred expenses                             734.484       1.158.460
Amortization of intangibles                                       382         852.335
Payment of patents                                            357.853         240.101
Other miscellaneous disbursements                             449.901         628.817
                                                          ------------   -------------
      Total                                                 4.473.953       5.480.267
                                                          ------------   -------------

(1) This corresponds to the conversion of the financial statements of subsidiaries abroad according to the rules in Technical Bulletin No. 64 of the Chilean Accountants Association.

(2) This corresponds to the differences occurring in the sale of the holding in Peru, as follows:
                                                                     TCH$
               Surplus in provision above book value                  141.417
               Difference paid above initial price                  1.153.536
               Conversion adjustments as of January 29, 2004          714.705
                                                                   ----------
                                   Total                           2.009.658
                                                                   ----------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


25.  Price-level Restatement

The application of price-level restatement as described in Note 2e) caused a net credit of TCH$ 153.623 against income in 2004 (a net credit of TCH$ 540.590 in 2003), as follows:

Assets - (charges) and credits                 Adjustment Index         2004            2003
                                                                        TCH$            TCH$
Inventories                                           CPI                    6.581          7.187
Property, plant and equipment                         CPI                2.150.943      1.415.220
Investment in related companies                       CPI                  791.578      1.456.022
Other non-monetary assets                             CPI                4.985.921      3.704.850
Expense and cost accounts                             CPI                1.323.880        367.134
                                                                   ---------------- --------------
  Total                                                                  9.258.903      6.950.413
                                                                   ---------------- --------------

Liabilities    and    equity   -               Adjustment Index         2004            2003
(charges) and credits                                                   TCH$            TCH$
Equity                                                CPI              (3.533.566)    (2.656.587)
Bank debt                                             UF                 (156.738)      (502.290)
Bonds                                                U.F.              (2.038.499)    (1.631.429)
Other non-monetary liabilities                     CPI-U.F.            (2.054.484)    (1.247.256)
Income accounts                                       CPI              (1.321.993)      (372.261)
                                                                   ---------------- --------------
   Total                                                               (9.105.280)    (6.409.823)
                                                                   ---------------- --------------
Profit (loss) due to price-level restatement                               153.623        540.590
                                                                   ---------------- --------------


26.  Foreign Exchange

 The application of price-level restatement as described in Notes 2e) and 2f) caused a net debit of TCH$ 5.057.902 in 2004 for the foreign exchange (a net credit of TCH$ 1.915.052 in 2003), as follows:


Description                            Currency              Amount
                                                      2004            2003
                                                      TCH$            TCH$
Accounts and documents receivable       Dollar            222.238   (2.641.778)
Inventory                               Dollar             13.282       -
Other non-monetary assets               Dollar        (1.862.435)   (2.654.614)
                                                  ------------------------------
Total (Charges) Credits                               (1.626.915)   (5.296.392)
                                                  ------------------------------
Bank debt                               Dollar          (555.035)     2.928.112
Bonds                                   Dollar        (2.268.818)       176.383
Documents and accounts payable          Dollar           (33.605)        14.657
Other non-monetary liabilities          Dollar          (573.529)     4.092.292
                                                  ------------------------------
Total (Charges) Credits                               (3.430.987)     7.211.444
                                                  ------------------------------
Profit (loss) on exchange differential                (5.057.902)     1.915.052
                                                  ------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


27.  Extraordinary Items

There were no extraordinary items as of September 30, 2004 and 2003.


28. Expenses of issuance and placement of bonds:

The expenses of issuance and placement of bonds in the U.S. and Chilean market are as follows:
        2004        Deferred       Increase      Amortization       Balance
                    Expenses
                      TCH$           TCH$            TCH$            TCH$
U.S. Bonds           1.710.759         -             (545.134)      1.165.625
Chile Bonds  (1)     3.432.902         -            (2.439.621)       993.281
                  -------------- --------------- --------------- --------------
   Total             5.143.661         -           (2.984.755)      2.158.906
                  -------------- --------------- --------------- --------------

        2003        Deferred       Increase      Amortization       Balance
                    Expenses
                      TCH$           TCH$            TCH$            TCH$
U.S. Bonds           2.453.949         -             (550.361)      1.903.588
Chile Bonds          3.834.252          28.691       (293.360)      3.569.583
                  -------------- --------------- --------------- --------------
   Total             6.288.201          28.691       (843.721)      5.473.171
                  -------------- --------------- --------------- --------------

(1) See note 16

29.  Cash flow statement

(a) Composition of cash and cash equivalents:

As of September 30, 2004 and 2003, the Parente Company and Subsidiaries has considered the following items as cash and cash equivalents:

                                                2004          2003
                                                TCH$          TCH$
         Cash and bank balances                  1.891.970   3.103.860
         Time deposits                             138.121   1.568.869
         Marketable securities                     420.051       8.583
                                              -------------------------
         Total                                   2.450.142   4.681.312
                                              -------------------------

(b)  Investment activities relating to future cash flows are as follows:

                                                2004         2003
                                                TCH$          TCH$
         Incorporation of assets in leasing        513.478   1.328.828
                                              -------------------------
         Total                                     513.478   1.328.828
                                              -------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


(c) Other income received breaks down as follows:
                                                         2004         2003
                                                         TCH$         TCH$
            Net collection of guarantee deposits           189.855     112.974
            Sale of broken glass and others not in use     159.675      92.613
            Share in advertising                           -         2.095.193
            Recovery of other income and tax                33.564      70.606
            Sale of promotional articles                   -         1.055.041
            Miscellaneous services                         -           187.378
            Sale of investments                            -           204.583
            Sale of assets and other products              -           452.893
            Other                                           12.540     152.180
                                                      -------------------------
            Total                                          395.634   4.423.461
                                                      -------------------------

(d) Other paid-in expenses as follows:
                                                              2004         2003
                                                         TCH$         TCH$
            Remuneration of Board of Directors             210.052     254.985
            Tax from previous years                        -             5.651
            Previous years expenses                        -           270.205
            Repurchase of bottles and cases                -           130.418
            Foreign exchange paid                          886.000      -
            Municipal Tax                                  357.853     240.101
            Central administration expenses                813.164     347.214
            Other expenses and fees                        220.764      -
            Other miscellaneous items                       76.665     211.576
                                                      -------------------------
            Total                                        2.564.498   1.460.150
                                                      -------------------------

(e) Other sources of financing as follows:
                                                        2004         2003
                                                        TCH$          TCH$
            Financial income from Swap                     -         7.944.811
            Recovery of  guarantee                         -            41.713
            Other sources                                  -            13.629
                                                      -------------------------
            Total                                          -         8.000.153
                                                      -------------------------

 (f) Other disbursements for financing as follows:
                                                         2004         2003
                                                         TCH$          TCH$
            Payments due to rate Swap. See note 30        2.551.278   1.506.038
            Settlement of Banco BCI forward. See note 30  3.062.476      -
            Settlement of Banco Santander-Santiago swap     272.935      -
            Expenses of prepayment of Series B bonds        193.144      -
            Fee for payment of syndicated loan              355.341      -
            Other disbursements                               8.466      -
                                                        ------------------------
             Total                                        6.443.640   1.506.038
                                                        ------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


30.  Derivative Agreements:

On June 20, 2002, the Company signed a rate swap hedge with a foreign financial institution in order to protect the market value of the US$ 160 million bond issued on the U.S. market. On March 15 and June 10, 2003, advances were received on the rate swap hedging contract that generated income of TCH$ 7.944.811 for the Parent Company. The Swap expenses of TCH$ 1.506.038 were paid on September 15, 2003. Expenses of TCH$1.624.164 were paid on March 15, 2004 and lastly, for a total of TCH$ 927.114 on September 15, 2004 (See note 29).


In the first three quarters of 2004, the Parent Company and its subsidiaries settled risk hedging contracts, exchange rate forwards, with financial institutions made to protect the cash flow payable for dollar debt. These contracts resulted in a loss of TCH$ 3.062.476, which was imputed to exchange differential income.

Derivative agreements are valued as described in Note 2(z) and are summarized as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                      Description of contracts                                  Accounts that affect
                                      ------------------------             Value of             --------------------
Type of Type of   Value of Expir- Specific- Position Transaction protected   the       Assets/Liabilities     Effect on results
deri-   agree-   agreement ation    Item    buys        Name      Amount   guarantee   Name        Amount     Fact       Not Fact
vative   ment              date             sale                           protected
-----------------------------------------------------------------------------------------------------------------------------------
                   US$                                             TCH$        TCH$                  TCH$       TCH$         TCH$
-----------------------------------------------------------------------------------------------------------------------------------
   S    CCPE   160.000.000  First USD-LIBOR  B      USA Bonds  109.604.800 97.424.000  Notes       1.143.872 (731.266)         -
                           quarter   BBA                                               and
                             2006                                                      Bonds
                                                                                       payable
-----------------------------------------------------------------------------------------------------------------------------------
                           Fourth                                                      Inventory/
   FR   CCTE      750.000  quarter   USD     B      US$ Costs     517.125     456.675   Account      456.675     -        (60.450)
                             2004                                                       payable
-----------------------------------------------------------------------------------------------------------------------------------
                            Fourth                                                      Inventory/
   FR   CCTE    1.850.000  quarter   USD     B      US$ Costs   1.269.470   1.126.465    Account    1.126.465    -        (143.005)
                              2004                                                       payable
-----------------------------------------------------------------------------------------------------------------------------------
                           Fourth                                                       Inventory
   FR   CCTE    1.830.000  quarter   USD     B      US$ Costs   1.257.576   1.114.287    Account    1.114.287    -        (143.269)
                             2004                                                        payable
-----------------------------------------------------------------------------------------------------------------------------------
                           Fourth                                                        Inventory
   FR   CCTE    2.700.000  quarter   USD     B      US$ Costs   1.858.140   1.644.030     Account   1.644.030    -        (214.110)
                             2004                                                         payable
-----------------------------------------------------------------------------------------------------------------------------------
                            Fourth                  Wachovia
   S    CCPE   50.000.000  quarter   USD     B    and Rabobank 35.000.000  30.445.000     Bank debt  (561.641) (561.641)(5.395.186)
                              2007                liabilities
-----------------------------------------------------------------------------------------------------------------------------------

31.  Contingencies and Commitments

As of September 30, 2004 and 2003, there were no liens or guarantees of the Parent Company or subsidiaries nor mortgages nor were their assets given in guarantee, except as shown in Note 31 c).

(a)  Direct commitments

As of September 30, 2004 and 2003, there were no direct commitments.

(b)  Indirect commitments

As of September 30, 2004 and 2003, there were no indirect commitments.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


(c)  Restrictions:

U.S. Bonds

The placement of Bonds for US$ 160.000.000 by Coca-Cola Embonor S.A. on the U.S. market is not subject to obligations, limitations and prohibitions.

Chile Bonds  (1)

The placement of Bonds for UF 4.400.000 by Coca-Cola Embonor S.A. on the Chilean market is subject to the following obligations, limitations and prohibitions:

(i) The debt/equity ratio in its individual and consolidated quarterly financial statements must be no more than 1.20 at all times.
(ii) The EBITDA/net financial expense ratio in consolidated quarterly financial statements must be no less than 2.5 from June 30, 2001 onward. This ratio must be calculated for the last twelve months as of the date of the corresponding Uniform Codified Statistical Record (FECU).

(1) On January 26, 2004, the Series B Bondholders Meeting resolved to temporarily suspend application of the interest expense coverage ratio that the Company had to prepare as of December 31, 2003 through the Uniform Codified Statistical Record (FECU) that the issuer must prepare as of June 30, 2005. Consequently, this ratio will reapply as of the FECU to be prepared by Coca-Cola Embonor S.A. as of September 30, 2005.

Wachovia Bank, National Association and Rabobank Curacao N.V.  Loans

The Rabobank and Wachovia loans received by Coca-Cola Embonor S.A. on the Foreign market amounting to US$ 50.000.000 are subject to the following obligations, limitations and prohibitions:

(i) The debt/equity ratio in its consolidated quarterly financial statements must be no more than 1.20 at all times.

(ii) The financial expense ratio in the consolidated quarterly financial statements must be no less than 2.5 times. This ratio must be calculated for the last twelve months as of the date of the corresponding Uniform Codified Statistical Record (FECU), the reporting format prescribed by the Chilean SVS.

(iii)   Equity must be no less than UF 11.000.000 at December 31 each year.

Thus far, the Company has complied with the limitations and prohibitions to which it is subject and, in the opinion of management, this situation will remain the same in future fiscal years based on future projections.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


32.  Third-party guarantees

There are no guarantees or securities received from third parties in favor of the Parent Company and its subsidiaries as of September 30, 2004 and 2003.

33.  Local and Foreign Currency:

Balances of assets and liabilities in foreign currency, included in the financial statements as of September 30, 2004 and 2003, are summarized as follows:

a)      Assets:

      ----------------------------------------------------------------------------------
                        Line                Currency        Amount          Amount
      ==================================================================================
                                                             2004            2003
      ----------------------------------------------------------------------------------
                                                             TCH$            TCH$
                                        ------------------------------------------------
      Cash                              Non-adjustable        1.423.066       2.137.750
                                        pesos
                                        ------------------------------------------------
                                        Dollars                 453.685         212.410
                                        ------------------------------------------------
                                        Bolivianos               15.219         104.357
                                        ------------------------------------------------
                                        New Soles                     -         649.343
      ----------------------------------------------------------------------------------
      Time deposits                     Dollars                 138.121         315.627
                                        ------------------------------------------------
                                        New Soles                     -       1.253.242
      ----------------------------------------------------------------------------------
      Marketable securities             Non-adjustable          420.051        -
                                        pesos
                                        ------------------------------------------------
                                        Dollars                -                  8.583
      ----------------------------------------------------------------------------------
      Sales receivables                 Non-adjustable        7.154.976       6.137.314
                                        pesos
                                        ------------------------------------------------
                                        Bolivianos            1.121.670       1.023.930
                                        ------------------------------------------------
                                        New Soles              -              3.772.843
      ----------------------------------------------------------------------------------
      Documents receivable              Non-adjustable        4.132.541       4.455.946
                                        pesos
                                        ------------------------------------------------
                                        Dollars                -                 68.015
                                        ------------------------------------------------
                                        Bolivianos              209.366         375.989
                                        ------------------------------------------------
                                        New Soles              -                103.646
      ----------------------------------------------------------------------------------
      Sundry receivables                Non-adjustable        1.725.376       1.425.252
                                        pesos
                                        ------------------------------------------------
                                        Dollars                  61.838         346.358
                                        ------------------------------------------------
                                        Bolivianos               96.033          29.563
                                        ------------------------------------------------
                                        New Soles              -                538.178
      ----------------------------------------------------------------------------------
      Accounts and documents related    Non-adjustable        1.876.029          89.537
      companies                         pesos
      ----------------------------------------------------------------------------------
                                        Dollars                -                112.790
      ----------------------------------------------------------------------------------
      Inventories                       Non-adjustable        4.575.600       3.468.984
                                        pesos
                                        ------------------------------------------------
                                        Dollars               1.875.440       4.650.072
                                        ------------------------------------------------
                                        Bolivianos              912.127       1.272.463
                                        ------------------------------------------------
                                        New Soles              -              1.672.028
      ----------------------------------------------------------------------------------
      Recoverable taxes                 Non-adjustable          955.713         996.868
                                        pesos
                                        ------------------------------------------------
                                        Bolivianos                5.172           3.820
                                        ------------------------------------------------
                                        New Soles              -                 28.472
      ----------------------------------------------------------------------------------
      Prepaid expenses                  Non-adjustable        1.668.675       2.196.948
                                        pesos
      ----------------------------------------------------------------------------------
                                        Dollars                  72.074       2.952.065
      ----------------------------------------------------------------------------------
                                        Bolivianos              298.634       1.904.239
      ----------------------------------------------------------------------------------
                                        New Soles              -                724.019
      ----------------------------------------------------------------------------------
      Deferred taxes                    Non-adjustable        1.234.448         982.982
                                        pesos
      ----------------------------------------------------------------------------------
      Other current assets              Non-adjustable        1.268.117       1.029.747
                                        pesos
                                        ------------------------------------------------
                                        Dollars               1.304.926       1.386.746
                                        ------------------------------------------------
      ----------------------------------------------------------------------------------
                                        Bolivianos             -               -
                                        ------------------------------------------------
                                        New Soles              -              3.082.984
      ----------------------------------------------------------------------------------
      Total current assets                                   32.998.897      49.513.110
      ----------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements

a)   Assets:

      ----------------------------------------------------------------------------------
                    Line                    Currency        Amount          Amount
      ----------------------------------------------------------------------------------
                                                             2004            2003
      ----------------------------------------------------------------------------------
                                                             TCH$            TCH$
      ----------------------------------------------------------------------------------
      Land                              Non-adjustable        3.765.078       3.761.426
                                        pesos
                                        ------------------------------------------------
                                        Dollars               2.466.536       2.720.301
                                        ------------------------------------------------
                                        New Soles              -              6.931.514
      ----------------------------------------------------------------------------------
      Buildings and Infrastructure      Non-adjustable       25.815.842      25.442.910
                                        pesos
                                        ------------------------------------------------
                                        Dollars               4.339.158       4.892.520
                                        ------------------------------------------------
                                        New Soles              -             17.898.569
      ----------------------------------------------------------------------------------
      Machinery and equipment           Non-adjustable       41.133.393      40.081.190
                                        pesos
                                        ------------------------------------------------
                                        Dollars              23.565.170      25.448.682
                                        ------------------------------------------------
                                        New Soles              -             50.824.008
      ----------------------------------------------------------------------------------
      Other fixed assets                Non-adjustable       62.956.539      60.613.915
                                        pesos
                                        ------------------------------------------------
                                        Dollars              26.193.120      28.130.400
                                        ------------------------------------------------
                                        New Soles              -             60.490.295
      ----------------------------------------------------------------------------------
      Technical reappraisal of          Non-adjustable        1.908.125       1.909.626
      property,  plant and equipment    pesos
      ----------------------------------------------------------------------------------
      Accumulated Depreciation          Non-adjustable     (71.617.041)    (66.515.767)
                                        pesos
                                        ------------------------------------------------
                                        Dollars            (19.849.411)    (19.538.225)
                                        ------------------------------------------------
                                        New Soles              -           (76.279.812)
      ----------------------------------------------------------------------------------
      Total  property, plant and                           100.676.509     166.811.552
      equipment
      ----------------------------------------------------------------------------------

      ----------------------------------------------------------------------------------
                    Line                    Currency        Amount          Amount
      ----------------------------------------------------------------------------------
                                                             2004            2003
      ----------------------------------------------------------------------------------
                                                             TCH$            TCH$
      ----------------------------------------------------------------------------------
      Investment in related companies   Non-adjustable        1.621.159       1.071.507
                                        pesos
                                        ------------------------------------------------
                                        Dollars                -                351.693
      ----------------------------------------------------------------------------------
      Investment in other companies     Non-adjustable              997             997
                                        pesos
                                        ------------------------------------------------
                                        Dollars                  61.819          73.949
                                        ------------------------------------------------
                                        New Soles              -                 37.918
      ----------------------------------------------------------------------------------
      Goodwill                          Non-adjustable      193.948.923     206.971.820
                                        pesos
                                        ------------------------------------------------
                                        Dollars              11.371.816      61.952.741
                                        ------------------------------------------------
                                        New Soles              -             10.406.798
      ----------------------------------------------------------------------------------
      Negative goodwill                 Dollars                -              (773.769)
      ----------------------------------------------------------------------------------
      Long-term receivables             Non-adjustable            1.395        -
                                        pesos
                                        ------------------------------------------------
                                        Dollars                  41.602         167.524
      ----------------------------------------------------------------------------------
      Long-term deferred taxes          Non-adjustable        7.670.580        -
                                        pesos
      ----------------------------------------------------------------------------------
      Intangibles                       Non-adjustable           19.978          20.018
                                        pesos
                                        ------------------------------------------------
                                        New Soles              -             22.576.096
      ----------------------------------------------------------------------------------
      Amortization                      Non-adjustable          (3.822)         (3.370)
                                        pesos
                                        ------------------------------------------------
                                        New Soles              -            (7.019.526)
      ----------------------------------------------------------------------------------
      Other                             Non-adjustable        1.875.836       5.100.775
                                        pesos
                                        ------------------------------------------------
                                        New Soles              -              3.260.921
      ----------------------------------------------------------------------------------
      Total other assets                                   216.610.283     304.196.092
      ----------------------------------------------------------------------------------
      Total assets                                         350.285.689     520.520.754
      ----------------------------------------------------------------------------------
                                        Non-adjustable     295.531.574     301.376.375
                                        pesos
      ----------------------------------------------------------------------------------
                                        Dollars             52.095.894     113.478.482
      ----------------------------------------------------------------------------------
                                        Bolivianos           2.658.221       4.714.361
      ----------------------------------------------------------------------------------
                                        New Soles              -           100.951.536
      ----------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements

-----------------------------------------------------------------------------------------------------------------------------
                                                    Out to 90 days                          From 90 days to 1 year
-----------------------------------------------------------------------------------------------------------------------------
 b) Liabilities                              2004                   2003                 2004                   2003
-----------------------------------------------------------------------------------------------------------------------------
    Line             Currency          Amount      Annual    Amount      Annual    Amount    Annual       Amount    Annual
                                        TCH$       average    TCH$       average    TCH$     average       TCH$     average
                                                   interest              interest            interest               interest
                                                   rate                  rate                rate                   rate
-----------------------------------------------------------------------------------------------------------------------------
    CURRENT
  LIABILITIES
-----------------------------------------------------------------------------------------------------------------------------
Short-term         Dollars             1.449.675    4.50%      30.868     9.0%      -           -         -             -
bank debt          ----------------------------------------------------------------------------------------------------------
                   Non-adjustable $    3.958.019    3.53%   3.169.920     5.0%      -           -         -             -
-----------------------------------------------------------------------------------------------------------------------------
Long-term bank     Adjustable pesos     -            -         -            -       -           -       18.061.131  TAB+1.4%
debt -             ----------------------------------------------------------------------------------------------------------
short-term         Dollars              -            -        260.430  Libor+2.5%  260.299  Libor+3.0%     149.752     13.0%
portion
-----------------------------------------------------------------------------------------------------------------------------
Bonds -            Adjustable pesos       80.760    6.75%     306.208     6.75%     -           -         -             -
short-term         ----------------------------------------------------------------------------------------------------------
portion            Dollars               395.848    9.875%    127.059     9.875%    -           -         -             -
-----------------------------------------------------------------------------------------------------------------------------
Dividends payable  Non-adjustable $     -             -        -           -        12.306      -           20.365      -
-----------------------------------------------------------------------------------------------------------------------------
Accounts           Non-adjustable $    5.294.035      -     5.198.311      -        -           -         -             -
payable            ----------------------------------------------------------------------------------------------------------
                   Dollars             2.568.967      -     6.761.511      -        -           -         -             -
                   ----------------------------------------------------------------------------------------------------------
                   Bolivianos            193.606      -       202.491      -        -           -         -             -
                   ----------------------------------------------------------------------------------------------------------
                   New Soles            -             -     1.605.783      -        -           -         -             -
-----------------------------------------------------------------------------------------------------------------------------
Documents          Dollars               169.797      -     1.055.543      -        -           -         -             -
payable            ----------------------------------------------------------------------------------------------------------
                   New Soles            -             -        12.341      -        -           -         -             -
-----------------------------------------------------------------------------------------------------------------------------
Sundries           Non-adjustable $      160.652      -       807.796      -        -           -         -             -
payable            ----------------------------------------------------------------------------------------------------------
                   Dollars              -             -       -            -        -           -         -             -
                   ----------------------------------------------------------------------------------------------------------
                   New Soles            -             -       398.280      -        -           -         -             -
-----------------------------------------------------------------------------------------------------------------------------
Intercompany       Non-adjustable $    1.314.866      -     2.730.889      -        -           -         -             -
documents and      ----------------------------------------------------------------------------------------------------------
accounts payable   Dollars               844.994      -     2.798.266      -        -           -         -             -
-----------------------------------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements

------------------------------------------------------------------------------------------------------------------------
                                                Out to 90 days                         From 90 days to 1 year
------------------------------------------------------------------------------------------------------------------------
 b) Liabilities                           2004                  2003                 2004                  2003
------------------------------------------------------------------------------------------------------------------------
    Line          Currency         Amount     Annual      Amount    Annual     Amount    Annual      Amount    Annual
                                    TCH$      average      TCH$     average     TCH$     average      TCH$     average
                                              interest              interest             interest              interest
                                              rate                  rate                 rate                  rate
------------------------------------------------------------------------------------------------------------------------
    CURRENT
  LIABILITIES
------------------------------------------------------------------------------------------------------------------------
Provisions     Adjustable $         120.160       -       -           -         -          -         -            -
               ---------------------------------------------------------------------------------------------------------
               Non-adjustable $    2.713.712      -      1.447.790    -       1.851.504    -        1.712.932     -
               ---------------------------------------------------------------------------------------------------------
               Dollars              -             -          5.886    -         -          -         -            -
               ---------------------------------------------------------------------------------------------------------
               Bolivianos          1.142.699      -      1.584.090    -         -          -         -            -
               ---------------------------------------------------------------------------------------------------------
               New Soles            -             -      3.143.414    -         -          -         -            -
------------------------------------------------------------------------------------------------------------------------
Withholdings   Non-adjustable $    1.955.958      -      1.703.130    -         -          -         -            -
               ---------------------------------------------------------------------------------------------------------
               Bolivianos            873.203      -        896.163    -         -          -         -            -
               ---------------------------------------------------------------------------------------------------------
               New Soles            -             -      1.391.888    -         -          -         -            -
------------------------------------------------------------------------------------------------------------------------
Income tax     Non-adjustable $     -             -       -           -         -          -         -            -
------------------------------------------------------------------------------------------------------------------------
Other current  Non-adjustable $      21.292       -        125.892    -         135.925    -         -            -
liabilities    ---------------------------------------------------------------------------------------------------------
               Dollars              -             -       -           -         -          -         -            -
               ---------------------------------------------------------------------------------------------------------
               New Soles            -             -        257.479    -         -          -         -            -
------------------------------------------------------------------------------------------------------------------------
Total current                    23.258.243       -     36.021.428    -       2.260.034    -       19.944.180     -
liabilities    ---------------------------------------------------------------------------------------------------------
               Adjustable $         200.920       -        306.208    -         -          -       18.061.131     -
               ---------------------------------------------------------------------------------------------------------
               Non-adjustable $  15.418.534       -     15.183.728    -       1.999.735    -        1.733.297     -
               ---------------------------------------------------------------------------------------------------------
               Dollars            5.429.281       -     11.039.563    -         260.299    -          149.752     -
               ---------------------------------------------------------------------------------------------------------
               Bolivianos         2.209.508       -      2.682.744    -         -          -         -            -
               ---------------------------------------------------------------------------------------------------------
               New Soles            -             -      6.809.185    -         -          -         -            -
------------------------------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements

As of September 30, 2004:

-------------------------------------------------------------------------------------------------------------------------------
  b) Liabilities          Currency         1 to 3 years             3 to 5 years          5 to 10 years      More than 10 years


      Line
-------------------------------------------------------------------------------------------------------------------------------
                                       Amount       Annual       Amount     Annual      Amount   Annual      Amount   Annual
                                        TCH$        average       TCH$      average      TCH$    average      TCH$    average
                                                    interest                interest             interest             interest
                                                    rate                    rate                 rate                 rate
-------------------------------------------------------------------------------------------------------------------------------
   LONG-TERM
  LIABILITIES
-------------------------------------------------------------------------------------------------------------------------------
Bank debt           Adjustable $         -              -         -            -          -         -          -         -
                    -----------------------------------------------------------------------------------------------------------
                    Dollars            18.267.000  Libor+3.0%   7.611.250  Libor+3.0%     -         -          -         -
-------------------------------------------------------------------------------------------------------------------------------
Bonds               Adjustable $         -              -         -            -          -         -      7.293.802    6.75%
                    -----------------------------------------------------------------------------------------------------------
                    Dollars            89.860.213     9.875%      -            -          -         -          -         -
-------------------------------------------------------------------------------------------------------------------------------
Long-term           Non-adjustable $      451.819       -         124.253      -        203.325     -        350.173     -
provisions
                    -----------------------------------------------------------------------------------------------------------
                    Bolivianos           -              -       1.241.185      -          -         -          -         -
-------------------------------------------------------------------------------------------------------------------------------
Long-term sundries  Non-adjustable $        5.156       -         -            -          -         -          -         -
payable
-------------------------------------------------------------------------------------------------------------------------------
Other long-term     Adjustable $          372.026       -         252.212      -        126.105     -          -         -
liabilities         -----------------------------------------------------------------------------------------------------------
                    Non-adjustable $      285.963       -           9.236      -         45.024     -      1.342.334     -
                    -----------------------------------------------------------------------------------------------------------
                    Dollars             1.143.872       -         -            -          -         -          -         -
                    -----------------------------------------------------------------------------------------------------------
                    New Soles            -              -         -            -          -         -          -         -
                    -----------------------------------------------------------------------------------------------------------
                    Bolivianos           -              -         805.782      -          -         -          -         -
-------------------------------------------------------------------------------------------------------------------------------
    Total           Total             110.386.049       -      10.043.918      -        374.454     -      8.986.309     -
  long-term         -----------------------------------------------------------------------------------------------------------
 liabilities        Adjustable $          372.026       -         252.212      -        126.105     -      7.293.802     -
                    -----------------------------------------------------------------------------------------------------------
                    Non-adjustable $      742.938       -         133.489      -        248.349     -      1.692.507     -
                    -----------------------------------------------------------------------------------------------------------
                    Dollars           109.271.085       -       7.611.250      -          -         -          -         -
                    -----------------------------------------------------------------------------------------------------------
                    New Soles            -              -         -            -          -         -          -         -
                    -----------------------------------------------------------------------------------------------------------
                    Bolivianos           -              -       2.046.967      -          -         -          -         -
-------------------------------------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements

As of September 30, 2003:

--------------------------------------------------------------------------------------------------------------------------------
  b) Liabilities     Currency          1 to 3 years             3 to 5 years            5 to 10 years      More than 10 years


      Line
--------------------------------------------------------------------------------------------------------------------------------
                                     Amount     Annual      Amount      Annual        Amount   Annual      Amount    Annual
                                      TCH$      average      TCH$       average        TCH$    average      TCH$     average
                                                interest                interest               interest              interest
                                                rate                    rate                   rate                  rate
--------------------------------------------------------------------------------------------------------------------------------
   LONG-TERM
  LIABILITIES
--------------------------------------------------------------------------------------------------------------------------------
Bank debt        Adjustable $      17.871.419  TAB+1.4%     -               -           -         -          -            -
                 ---------------------------------------------------------------------------------------------------------------
                 Dollars              389.406    7.90%    33.577.276  Libor + 2.5%      -         -          -            -
                 ---------------------------------------------------------------------------------------------------------------
                 New Soles           -             -        -               -           -         -          -            -
--------------------------------------------------------------------------------------------------------------------------------
Bonds            Adjustable $        -             -        -               -           -         -      26.772.694    6.85%
                 ---------------------------------------------------------------------------------------------------------------
                 Dollars             -             -     103.946.313     9.875%         -         -          -            -
--------------------------------------------------------------------------------------------------------------------------------
Long-term        Non-adjustable $    -             -        -               -           -         -          -            -
deferred tax     ---------------------------------------------------------------------------------------------------------------
                 New Soles          3.798.467      -        -               -           -         -          -            -
--------------------------------------------------------------------------------------------------------------------------------
Long-term        Non-adjustable $     440.956      -         117.937        -         193.929     -         312.657       -
provisions       ---------------------------------------------------------------------------------------------------------------
                 New Soles           -             -        -               -           -         -          -            -
                 ---------------------------------------------------------------------------------------------------------------
                 Bolivianos          -             -       1.135.309        -           -         -          -            -
--------------------------------------------------------------------------------------------------------------------------------
Other long-term  Adjustable $         511.490      -         340.995        -         511.486     -          -            -
liabilities      ---------------------------------------------------------------------------------------------------------------
                 Non-adjustable $     531.056      -           9.955        -         143.034     -       2.407.041       -
                 ---------------------------------------------------------------------------------------------------------------
                 Dollars             -             -        -               -           -         -          -            -
                 ---------------------------------------------------------------------------------------------------------------
                 New Soles          1.360.060      -          37.172        -          28.076     -          -            -
                 ---------------------------------------------------------------------------------------------------------------
                 Bolivianos          -             -         955.597        -           -         -          -            -
--------------------------------------------------------------------------------------------------------------------------------
Total long-term  Total             24.902.854      -     140.120.554        -         876.525     -      29.492.392       -
liabilities      ---------------------------------------------------------------------------------------------------------------
                 Adjustable $      18.382.909      -         340.995        -         511.486     -      26.772.694       -
                 ---------------------------------------------------------------------------------------------------------------
                 Non-adjustable $     972.012      -         127.892        -         336.963     -       2.719.698       -
                 ---------------------------------------------------------------------------------------------------------------
                 Dollars              389.406      -     137.523.589        -           -         -          -            -
                 ---------------------------------------------------------------------------------------------------------------
                 New Soles          5.158.527      -          37.172        -          28.076     -          -            -
                 ---------------------------------------------------------------------------------------------------------------
                 Bolivianos          -             -       2.090.906        -           -         -          -            -
--------------------------------------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements

34.    Sanctions:

No sanctions have been applied to the Parent Company, its subsidiaries, their directors or managers by the Superintendency of Securities and Insurance or other administrative authorities.


35.   Research and Development Expenses:

As of September 30, 2004 and 2003, neither the Parent Company nor its Subsidiaries had made disbursements for research and development as defined in Circular No. 981 of the Superintendency of Securities and Insurance.

36.     Board Compensation:

The Parent Company and its subsidiaries made payments of allowances and compensation to Directors amounting to TCH$ 210.052 in 2004 and TCH$ 254.985 in 2003.


37.   Material Events

Coca-Cola Embonor S.A.

1.    Regular General Shareholders Meeting

A Regular General Shareholders Meeting was held by Coca-Cola Embonor S.A. on April 29, 2004. The purpose was:

a) Approve the Annual Report, General Balance Sheet and Financial Statements for the fiscal year running from January 1, 2003 to December 31, 2003;

b) Discuss the results in the 2003 fiscal year;

c) Appoint the external auditors for the 2004 fiscal year;

d) Decide on the compensation of the Board of Directors for the 2004 fiscal year;

e) Report on Board resolutions relative to the transactions listed in Article 44 of the Companies Law occurring after the last Shareholders Meeting;

f) Decide on the newspaper in which notices will be published of upcoming Regular or Special General Shareholders Meetings, if pertinent;

g) Decide on the 2004 dividend policy;

h) Set the compensation of the Directors Committee and its expense budget;

i) Generally discuss and analyze, all matters relating to the management and administration of the corporate business and to adopt the resolutions it deems convenient that are within the purview of the Regular General Shareholders Meeting according to the By-Laws and Governing Law.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


2. On December 9, 2003, it was reported that the offer made by Corporacion Jose
R. Lindley S.A. included an appraisal of Embotelladora Latinoamericana S.A. in the amount of US$ 215.000.000.

3. On January 6, 2004, there was a progress report on the negotiations with Corporacion Jose R. Lindley S.A. It was further stated that there was full agreement on the terms of the proposal so the parties were continuing with the negotiations, but no expiration date had been defined for this purpose.

4. On January 14, 2004, it was reported that negotiations continued and that Corporacion Jose R. Lindley S.A. had simultaneously begun its due diligence of Embotelladora Latinoamericana S.A.

5. It was reported that Coca-Cola Embonor S.A. and Corporacion Jose R. Lindley S.A. signed a business agreement on January 14, 2004, regarding the acquisition by the latter of the entire equity interest of the Company in Embotelladora Latinoamericana S.A. totaling 60.45%. For these purposes, the transaction included an appraisal of 100% of ELSA in the amount of US$ 215.000.000, including minor adjustments for cash position and working capital on the transaction closing date. The final transaction is scheduled to be perfected on January 28, 2004.

6. It was reported that on January 29, 2004, a purchase agreement was signed in Lima whereby Coca-Cola Embonor S.A. sold, through its subsidiaries Embonor Holdings S.A. and Embotelladora Arica Overseas, its entire equity interest in the Peruvian subsidiary Embotelladora Latinoamericana S.A., totaling 60.45%, to Corporacion Jose R. Lindley S.A., a Peruvian company, for the price of US$129.917.924. The stipulated price was paid at once on the same date, although there may be an adjustment, depending on the level of cash and working capital on the closing date, according to a procedure that should conclude no later than March 2004.

7. On February 2, 2004, a response was delivered to Official Letter No. 00942 dated January 30, 2004 whereby the Superintendency of Securities and Insurance asked us to advise of the effects on income of the sale of the equity interest in Embotelladora Latinoamericana S.A. The potential impact on income was provided based on preliminary information available but which is not yet audited. It was also reported that work was underway with the Company's external auditors to determine the true impact of this transaction on the income of Coca-Cola Embonor S.A. It was further reported that according to the terms of the purchase agreement, there could be minor adjustments to the price that will depend on the level of cash and working capital on the transaction closing date, i.e. January 29, 2004.

8. On February 2, 2004, it was reported that an offer had been made for a voluntary redemption of the Series B Bonds issued by Coca-Cola Embonor S.A. The notice of this offer was published on January 10, 2004 in El Mercurio and approved by the Bondholders Meeting held January 26, 2004. On January 30, 2004, BICE, the paying bank, made payment of the price and respective fee to all who accepted the offer, or 72.67% of the Series B Bonds, which totaled TCH$ 19.828.302.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


9. It was reported that on February 4, 2004, the entire Syndicated Loan between Coca-Cola Embonor S.A. and Citibank N.A. Chile Branch and other banks was prepaid for a total of TCH$ 26.949.275.

10. In complement to the information on the sale of the Peruvian operation, it was reported that the adjustment procedure had concluded favorably for Coca-Cola Embonor S.A. since the sale price rose by US$1.920.000. This difference was paid in full by Corporacion Jose R. Lindley S.A. on March 10, 2004, as established by contract.

11. On August 11, 2004, a Special General Shareholders Meeting of Coca-Cola Embonor S.A. was held, convened for the purpose of revoking the entire Board of Directors and appointing new members. The following people were elected as Regular and Alternate Directors:

Regular Directors                        Alternate Directors
Hernan Vicuna Reyes                      Juan Mackenna Iniguez
Manuel Antonio Tocornal Astoreca         Arturo Garnham Bravo
Diego Hernan Vicuna Garcia-Huidobro      Jose Tomas Errazuriz Grez
Jorge Lesser Garcia-Huidobro             Emilio Causino Valdes
Leonidas Vial Echeverria                 Jose Miguel Barros van Hovell tot
                                         Westerflier
Glenn Jordan Schoenbohm                  James Quincey
Mariano Rossi Rosales                    Martin Franzini

12. On August 31, 2004, the Board appointed Mr. Hernan Vicuna Reyes Chairman of the Company. Messrs. Manuel Antonio Tocornal Astoreca, Leonidas Vial Echeverria and Jorge Lesser Garcia-Huidobro were also appointed members of the Audit Committee at that same meeting, together with their respective alternates. Mr. Manuel Antonio Tocornal was the only one elected by votes other than those of the Controller or its related persons.

38.   Subsequent events

There were no significant subsequent events between September 30, 2004 and the date of preparation of these financial statements that affect or will affect the assets, liabilities and/or results of the Parent Company and its Subsidiaries.

39.   The Environment

The Parent Company and its Subsidiaries have developed the following environmental protection projects. The expenses of those projects are shown below:

Concept                                   Budgeted               Spent
                                             TCH$                 TCH$
Effluent Treatment                             76.246               4.090
Operating Cost                                113.000             103.100
                                      ------------------      --------------
Total                                         189.246             107.190
                                      ------------------      --------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


                              EXPLANATORY ANALYSIS

I     Third quarter 2004 vs. 2003

Consolidated sales volume totaled 79.6 million unit cases. The decrease was 40.0% compared to the previous year. This reduction was mainly due to the fact that only 29 days were included from 2004 for the Peruvian operation, which was sold on January 29, 2004. The Chile Operation accumulated a growth of 6.5% and Bolivia 11.7%, in the first three quarters of 2004 without Peru.

A recovery is seen in market growth in all territories in which the Company does business. A recovery is also seen in the economics of the operations it conducts. Likewise, the Company is satisfied with its good performance on the market, which has enabled it to strengthen its position as compared to competing brands.

The operating revenue declined 32.1% on a consolidated level to a total of TCH$
114.541.998 (MUS$ 188.113,0). Operating profit increased 7.35% to a total of TCH$ 13.233.223 on a consolidated level (MUS$ 21.733,0), which represents 11.6% of revenues compared to 7.3% in the previous year. This increase was mainly due to the sale of Peruvian operations, which had operating losses beginning in the second half of 2003. During the year 2004, the operating cash flow was TCH$
20.982.149 (MUS$ 34.459,1) (operating profit (loss) + depreciation), a decrease of 30.8% compared to the previous year, which accounts for 18.3% of consolidated revenues.

There was a non-operating loss of TCH$ 23.697.880 (MUS$ 38.919,2) as compared to a loss of TCH$ 20.171.735 in the previous year. The increase in non-operating loss was mainly due to the differential exchange, resulting from the payment of the natural hedge of the USA Bond due to the sale of Sociedad de Cartera del Pacifico S.R.L. according to Technical Bulletin No. 64 of the Chilean Accountants Association. Moreover, there was a reduction in financial expenses. Financial expenses diminished by 20.8% as a result of the partial prepayment of Series B Bonds and the bilateral loan with Wachovia Bank and the entire payment of the Chilean syndicated loan in the first quarter of 2004. There was a rise in other non-operating income, mainly because of the price differential in March 2004 on the sale of the Peruvian operation, for a total of US$1.920.000. Non-operating income was heavily affected as well by the amortization of goodwill in the amount of TCH$ 10.637.826, a book charge that does not represent cash flow.

The net loss was TCH$ 8.473.015, which compares to the net loss of TCH$
4.471.447 in 2003.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


Chilean Operations

In Chile, the physical sales volume increased by 6.5% in the first three quarters ending September 30, 2004, compared to the same period in the previous year. Sales revenue totaled TH$ 91.227.741 (MUS$ 149.823,9), representing an increase of 6.5% compared to the same period in the previous year. Operating cash flow (operating profit + depreciation) in the Chilean operation totaled TCH$ 17.735.623 (MUS$ 29.127,3), which represents 19.4% of revenues compared to 18.3% in the previous year.

Bolivian Operations

In Bolivia, physical sales grew 11.7% with respect to the previous year. Net revenue totaled TCH$ 23.314.257 (MUS$ 38.289,1), which represents a 0.4% decrease in relation to 2003. This decrease was due to appreciation in the peso compared to September of the previous year. Operating cash flow (operating profit + depreciation) was TCH$ 3.246.527 (MUS$ 5.331,8), which represents 13.9% of revenues, compared to 23.8% in the previous year.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


Financial economic indicators

The principal financial-economic indicators related to the consolidated financial statements as of September 30, 2004 and 2003 are shown below:

----------------------------------------------- --------------- --------------
Concepts                                           2004            2003
----------------------------------------------- --------------- --------------

----------------------------------------------- --------------- --------------
Liquidity
----------------------------------------------- --------------- --------------
Current assets                                      32.998.897     49.513.110
----------------------------------------------- --------------- --------------
Current liabilities                                 25.518.277     55.965.608
----------------------------------------------- --------------- --------------
Liquidity                                                 1.29           0.88
----------------------------------------------- --------------- --------------

----------------------------------------------- --------------- --------------
Acid ratio
----------------------------------------------- --------------- --------------
Current assets - Inventories                        25.635.730     38.449.563
----------------------------------------------- --------------- --------------
Current liabilities                                 25.518.277     55.965.608
----------------------------------------------- --------------- --------------
Acid ratio                                                1.00           0.69
----------------------------------------------- --------------- --------------

----------------------------------------------- --------------- --------------
Debt ratio
----------------------------------------------- --------------- --------------
Current liabilities + Long-term liabilities        155.309.007    251.357.933
----------------------------------------------- --------------- --------------
Equity + Minority interest                         194.976.682    269.162.821
----------------------------------------------- --------------- --------------
Debt ratio                                                0.80           0.93
----------------------------------------------- --------------- --------------

----------------------------------------------- --------------- --------------
Current liabilities/Total debt                          16.43%         22.27%
----------------------------------------------- --------------- --------------
Long-term debt/Total debt                               83.57%         77.73%
----------------------------------------------- --------------- --------------

----------------------------------------------- --------------- --------------
Financial expenses coverage
----------------------------------------------- --------------- --------------
EBIT+FE-FI+A+D+OIE+PLR-Loss in Related Companies    23.284.798     32.738.641
----------------------------------------------- --------------- --------------
Net financial expenses                               5.758.226      6.146.218
----------------------------------------------- --------------- --------------
Coverage                                                  4.04           5.33
----------------------------------------------- --------------- --------------

----------------------------------------------- --------------- --------------
ACTIVITY
----------------------------------------------- --------------- --------------

----------------------------------------------- --------------- --------------
Inventories turnover
----------------------------------------------- --------------- --------------
Cost of sales                                       69.185.985    104.525.207
----------------------------------------------- --------------- --------------
Average inventories                                  6.891.749     12.441.178
----------------------------------------------- --------------- --------------
Inventories turnover                                     13.39          11.20
----------------------------------------------- --------------- --------------

----------------------------------------------- --------------- --------------
Inventory turnover in days
----------------------------------------------- --------------- --------------
Average inventories                                  6.891.749     12.441.178
----------------------------------------------- --------------- --------------
Cost of sales                                       69.185.985    104.525.207
----------------------------------------------- --------------- --------------
Inventory turnover in days                               26.90          32.14
----------------------------------------------- --------------- --------------

----------------------------------------------- --------------- --------------
Net sales
----------------------------------------------- --------------- --------------
Chile                                               91.227.741     85.639.678
----------------------------------------------- --------------- --------------
Peru                                                 -             59.517.455
----------------------------------------------- --------------- --------------
Bolivia                                             23.314.257     23.412.536
----------------------------------------------- --------------- --------------
Consolidated                                       114.541.998    168.569.669
----------------------------------------------- --------------- --------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


----------------------------------------------- --------------- --------------
Concepts                                           2004            2003
----------------------------------------------- --------------- --------------

----------------------------------------------- --------------- --------------
Sales in thousand unit cases
----------------------------------------------- --------------- --------------
Chile                                               91.227.741     85.639.678
----------------------------------------------- --------------- --------------
Peru                                                 -             59.517.455
----------------------------------------------- --------------- --------------
Bolivia                                             23.314.257     23.412.536
----------------------------------------------- --------------- --------------
Consolidated                                       114.541.998    168.569.669
----------------------------------------------- --------------- --------------

----------------------------------------------- --------------- --------------
Cost of sales
----------------------------------------------- --------------- --------------
Chile                                                   55.514         52.132
----------------------------------------------- --------------- --------------
Peru                                                 -                 58.924
----------------------------------------------- --------------- --------------
Bolivia                                                 24.075         21.551
----------------------------------------------- --------------- --------------
Consolidated                                            79.589        132.607
----------------------------------------------- --------------- --------------

----------------------------------------------- --------------- --------------
Operating Income                                    13.233.223     12.327.503
----------------------------------------------- --------------- --------------
Financial expenses                                (10.192.103)   (12.867.948)
----------------------------------------------- --------------- --------------
Non-operating income                              (23.697.880)   (20.171.735)
----------------------------------------------- --------------- --------------
EBITDA                                              23.284.798     32.738.641
----------------------------------------------- --------------- --------------
Income (loss) before income taxes                 (10.464.657)    (7.844.232)
----------------------------------------------- --------------- --------------

----------------------------------------------- --------------- --------------
Profitability
----------------------------------------------- --------------- --------------
Return on Equity
----------------------------------------------- --------------- --------------
Income (loss) net                                  (8.473.015)    (4.471.447)
----------------------------------------------- --------------- --------------
Average equity                                     199.084.180    225.665.370
----------------------------------------------- --------------- --------------
Return on equity                                       (4.26)%        (1.98)%
----------------------------------------------- --------------- --------------

----------------------------------------------- --------------- --------------
Return on Assets
----------------------------------------------- --------------- --------------
Income (loss) net                                  (8.473.015)    (4.471.447)
----------------------------------------------- --------------- --------------
Average assets                                     343.764.670    505.133.884
----------------------------------------------- --------------- --------------
Return on Assets                                       (2.46)%        (0.89)%
----------------------------------------------- --------------- --------------

----------------------------------------------- --------------- --------------
Average operating assets                           124.318.195    202.179.828
----------------------------------------------- --------------- --------------
Return on average operating assets                     (6.82)%        (2.21)%
----------------------------------------------- --------------- --------------

----------------------------------------------- --------------- --------------
Income (loss) per share
----------------------------------------------- --------------- --------------
Income (loss) net                                  (8.473.015)    (4.471.447)
----------------------------------------------- --------------- --------------
Number of subscribed and paid-in shares            510.853.230    510.853.230
----------------------------------------------- --------------- --------------
Income (loss) per share                               (16.59)%        (8.75)%
----------------------------------------------- --------------- --------------

----------------------------------------------- --------------- --------------
Dividend return:
----------------------------------------------- --------------- --------------
Series A
----------------------------------------------- --------------- --------------
Dividends paid in year/No. of shares in series            0.00           0.00
----------------------------------------------- --------------- --------------
Closing price of share                                     320            262
----------------------------------------------- --------------- --------------
Dividend return                                          0.00%          0.00%
----------------------------------------------- --------------- --------------

----------------------------------------------- --------------- --------------
Series B
----------------------------------------------- --------------- --------------
Dividends paid in year/No. of shares in series            0.00           0.00
----------------------------------------------- --------------- --------------
Closing price of share                                     350            275
----------------------------------------------- --------------- --------------
Dividend return                                          0.00%          0.00%
----------------------------------------------- --------------- --------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



II.     Analysis of Balance Sheet

As of  September 30,
                                  2004        2003       Variations  Variations
                                  TCH$        TCH$          TCH$         %
Current assets                 32.998.897   49.513.110  (16.514.213)  (33.35)%
Property, plant and equipment 100.676.509  166.811.552  (66.135.043)  (39.65)%
Other assets                  216.610.283  304.196.092  (87.585.809)  (28.79)%
                              ------------ ----------- ------------- ----------
                              ------------ ----------- ------------- ----------
Total Assets                  350.285.689  520.520.754 (170.235.065)  (32.70)%
                              ------------ ----------- ------------- ----------
                              ------------ ----------- ------------- ----------

Current liabilities            25.518.277   55.965.608  (30.447.331)  (54.40)%
Long-term liabilities         129.790.730  195.392.325  (65.601.595)  (33.57)%
Minority interest                 106.791   48.401.238  (48.294.447)  (99.78)%
Equity                        194.869.891  220.761.583  (25.891.692)  (11.73)%
                              ------------ ----------- ------------- ----------
                              ------------ ----------- ------------- ----------
Total liabilities and equity  350.285.689  520.520.754 (170.235.065)  (32.70)%
                              ------------ ----------- ------------- ----------

A comparison of the consolidated balance sheet shows a decrease of TCH$
16.514.213 in current assets, mainly because the Peru operation in 2004 was not consolidated. There was also a significant reduction in current liabilities in the amount of TCH$ 30.447.331. This decrease in current liabilities is due mainly to the fact that the Peru operation was not consolidated during 2004 and financial debt was prepaid in the first quarter of 2004. This change improved the consolidated liquidity indicator, which went from 0.88 to 1.29.

There were also changes in the activity ratio, which went from an inventory turnover of 11.2 to 13.4, coupled with an decrease in inventory permanence from
33.1 to 26.9 days.

Other long-term assets fell by TCH$ 87.585.809, due mainly to the fact that the Peru operation was not consolidated in 2004 and to the early amortization of deferred expenses in the repurchase of part of the Series B bonds, all of the Chilean syndicated loan and part of the bilateral loan with Wachovia Bank during the fourth quarter of 2003. Likewise, also a increase in deferred tax due mainly to tax benefits for tax losses.

Long-term liabilities fell by TCH$ 65.601.595 because of the payment of principal on the Chilean Series A Bonds in August 2003 and the prepayment of part of the Series B Bonds in the first quarter of 2004, as well as the full balance of the syndicated loan and part of the bilateral loan with Wachovia Bank. As a result of these payments, the Parent Company and its subsidiaries considerably reduced debt as compared to December 31, 2003 by approximately US$ 84 million. The new debt profile of Coca-Cola Embonor and subsidiaries is provided in the table below.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements




                   Financial Debt Profile as of September 30st
-------------------------------------------------------------------------------------
Instrument                  Balance      Balance        Principal Amortizations
                             as of        After
                          12/31/2003   Prepayment  2004   2005      2006      2007
                             MUS$         MUS$     MUS$   MUS$      MUS$      MUS$
Syndicated Loan               44.365,8      -        -      -         -        -

Series B Bonds in UF          44.308,9    11.998,8   -       0,10       0,20    0,30

144-A Bonds                 148.400,0    148.400,0   -      -      148.400,0       -

Bilateral Loan - Wachovia     25.000,0    17.500,0   -    5.000,0  10.000,0  2.500,0
Bilateral Loan - Rabobank     25.000,0    25.000,0   -    5.000,0  10.000,0 10.000,0

Credit Facilities              9.200,0     8.881,0   -      -        -        -

                         ------------------------------------------------------------
Total                       296.274,7   211.779.8    -  10.000,1 168.400,2  12.500,3
                         ------------------------------------------------------------

There was a reduction in the consolidated debt ratio from 0.93 to 0.80 times equity plus minority interest because of the drop in debt discussed above.

Property, plant and equipment fell by TCH$ 66.135.043, due mainly to the fact that the Peru operation was not consolidated in 2004.


III. Analysis of Book Values and the Economic Value of Assets

The following is noted regarding the principal assets of the company and its subsidiaries:

(a) Given the high turnover of items, the book values of working capital represent their market prices.

(b) The fixed assets of domestic companies are shown at their acquisition price, after price-level restatement. The book values of the property plant and equipment of Embonor S.A. do not differ from their market values. The property plant and equipment of foreign companies are appraised according to the provisions in Technical Bulletin No. 64 of the Chilean Accountants Association. The book values do not at this time differ from market prices.

All property plant and equipment considered dispensable are valued at the respective sale prices. The capacity of these fixed assets to generate flows has also been evaluated and cover the cost of depreciation during their remaining useful life.

(c) The stock investments by the Company in companies in which it has a significant influence have been valued according to the equity method (VPP). The Company's equity income was recognized on an accrual basis. Unrealized income on transactions between related companies has been eliminated.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


(d) The goodwill arising from the differences between the equity value of the investment and the value paid on the date of purchase of the investments is shown at the acquisition price, after price-level restatement, and amortized in a period of 20 years according to Circular No. 1.358 of the Superintendency of Securities and Insurance.

In summary, the assets are shown according to generally accepted accounting principles and instructions issued by the Superintendency of Securities and Insurance. Therefore, these amounts do not exceed their net market values.


IV. Analysis of the Principal Components of Cash Flow

Summary Consolidated Statements of Cash Flow
For the period ending September 30,

                                             2004            2003        Variations     Variations
                                             TCH$            TCH$           TCH$            %
Net Cash flow from operating activities      1.448.583       8.570.363    (7.121.780)     (491.64)%
Net Cash flow from finance activities     (65.923.939)    (18.096.711)   (47.827.228)        72.55%
Net Cash flow from investment               63.576.856    (11.155.618)     74.732.474     (117.55)%
activities
                                         -------------- --------------- -------------- -------------
                                         -------------- --------------- -------------- -------------
Total Net cash flow for the period           (898.500)    (20.681.966)     19.783.466        95.66%
                                         -------------- --------------- -------------- -------------

A comparison of the consolidated cash flow from operating activities shows a decrease of the main accounts that compose it mainly because the Peru operation in 2004 was not consolidated.

The Company and its subsidiaries reported a negative net cash flow of TCH$
898.500 (MUS$ 1.475,6) during the period ended as of September 30, 2004, a positive variation of TCH$ 19.783.466 compared to the previous year. This net cash flow can be broken down as follows:

Operating activities generated a positive flow of TCH$ 1.448.583, which is smaller by TCH$ 7.121.780 than the one generated in the same period in the previous year. This variation is principally the result of decrease in financial income and other income received.

Financing activities generated a negative flow of TCH$ 65.923.939, which meant a negative change of TCH$ 47.827.228 compared to the previous year. The difference stems principally from the prepayment to capital of Chilean syndicated banks and Chilean Bonds A & B.

Investment activities resulted in a positive flow of TCH$ 63.576.856, which is TCH$ 74.732.474 greater than the investment flow in 2003. This variation is principally the result of sale of Peruvian operations.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


V.      Analysis of Market Risk

The Company's business environment is subject, principally, to three types of risks:

a) Interest rate: as of September 30, 2004, 74.1% of the long-term debt of the Company was structured through fixed interest rates. The remaining 25.9% is comprised of a variable interest rate scheme called Libor and Tab (Average Base
Rate). These are the rates offered by banks on the international and national interbank market.

b) Foreign currency exchange rate: as of September 30, 2004, approximately 91.2% of the total interest-bearing debt of the Company was exposed to exchange fluctuations between Chilean pesos and U.S. Dollars. The remaining 8.8% is denominated in Unidades de Fomento and is therefore not subject to exchange rate risk.

This risk has been partially minimized because the parent company signed an interest rate swap agreement on July 17, 2003 with Banco Santander Santiago for the debt it owes to Wachovia Bank, National Association, and Rabobank Curacao N.V. in the amount of US$ 50.000.000. This agreement sets down a debt of TCH$ 35.000.000, at an exchange rate of CH$ 700, for principal and interest payments at the nominal annual base rate plus 2.45%. As a result, debt exposure to the US dollar is expected to be around 71.0% of the total.